                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-34494
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 14, 2000)

                                 $3,500,000,000

                           SOLECTRON CORPORATION LOGO

                     LIQUID YIELD OPTION(TM) NOTES DUE 2020
                              (ZERO COUPON-SENIOR)
                           -------------------------
                                 THE OFFERING:

       Solectron Corporation is offering the LYONs at an issue price of $579.12 per LYON (57.912% of the principal amount at maturity). Solectron will not pay interest on the LYONs prior to maturity. Instead, on May 8, 2020, the maturity date of the LYONs, a holder will receive $1,000 per LYON. The issue price of each LYON represents a yield to maturity of 2.75% per year calculated from May 8, 2000. The LYONs will rank on a parity in right of payment with all existing and future unsecured and unsubordinated indebtedness of Solectron.

                          CONVERTIBILITY OF THE LYONS:

       Holders may convert their LYONs at any time on or before the maturity date, unless the LYONs have previously been redeemed or purchased, into 12.3309 shares of common stock of Solectron per LYON. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount. The common stock currently trades on the New York Stock Exchange under the symbol "SLR." The last reported sale price on the New York Stock Exchange of the common stock was $37 7/8 per share on May 2, 2000.

        PURCHASE OF THE LYONS BY SOLECTRON AT THE OPTION OF THE HOLDER:

       Holders may require Solectron to purchase all or a portion of their LYONs on May 8, 2003, at a price of $628.57 per LYON, and on May 8, 2010, at a price of $761.00 per LYON. Solectron may choose to pay the purchase price in cash or common stock or a combination of cash and common stock. In addition, upon a Change in Control of Solectron occurring on or before May 8, 2003, each holder may require Solectron to repurchase all or a portion of such holder's LYONs.

              REDEMPTION OF THE LYONS AT THE OPTION OF SOLECTRON:

       Solectron may redeem all or a portion of the LYONs at any time on or after May 8, 2003.
                           -------------------------

       Solectron intends to file an application to list the LYONs on the New York Stock Exchange.
                           -------------------------

       INVESTING IN THE LYONS INVOLVES RISKS, SOME OF WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-8 OF THIS PROSPECTUS SUPPLEMENT.
                           -------------------------

                                                                       PER LYON               TOTAL
                                                                       --------               -----
         Public offering price.......................................  $579.12            $2,026,920,000
         Underwriting discount.......................................   $12.30               $43,050,000
         Proceeds, before expenses, to Solectron.....................  $566.82            $1,983,870,000

       The underwriter may also purchase up to an additional $525,000,000 aggregate principal amount at maturity of LYONs from Solectron within 30 days from the date of this prospectus supplement to cover over-allotments, if any.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       The LYONs will be ready for delivery in book-entry form only through the Depository Trust Company on or about May 8, 2000.

(TM) TRADEMARK OF MERRILL LYNCH & CO., INC.
                           -------------------------

                              MERRILL LYNCH & CO.
                           -------------------------

             The date of this prospectus supplement is May 2, 2000.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
Summary.....................................................   S-3
Risk Factors................................................   S-8
Use of Proceeds.............................................  S-17
Price Range of Common Stock.................................  S-17
Dividend Policy.............................................  S-17
Capitalization..............................................  S-18
Selected Consolidated Financial Data........................  S-19
Business....................................................  S-21
Description of LYONs........................................  S-32
Federal Income Tax Considerations...........................  S-43
Underwriting................................................  S-46
Legal Matters...............................................  S-47

                            PROSPECTUS
Summary.....................................................     1
Where You Can Find More Information.........................     4
Risk Factors................................................     5
Use of Proceeds.............................................     5
Ratio of Earnings to Fixed Charges..........................     5
Description of the Debt Securities..........................     5
Description of Capital Stock................................    16
Plan of Distribution........................................    18
Legal Matters...............................................    19
Experts.....................................................    19

                             ----------------------

       You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in considering your investment in the LYONs. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement is accurate only as of the date on the front cover of this prospectus supplement and that the information in the accompanying prospectus is accurate only as of the date on the first page of the accompanying prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

       On April 11, 2000, we filed an 8-K to restate our financial statements to reflect the acquisition of SMART Modular Technologies, Inc. which was accounted for as a pooling of interests. You should note that the financial information contained in our Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1999 has not been restated to reflect the acquisition of SMART Modular Technologies, Inc. and is therefore not comparable to the other financial information which is contained herein and which will be reported by us in the future.

                                    SUMMARY

       Because this is a summary, it may not contain all the information that may be important to you. You should read this entire prospectus supplement and the accompanying prospectus before making an investment decision. When used in this prospectus supplement, the terms "we," "our" and "us" refer to Solectron Corporation and its subsidiaries. Unless otherwise indicated, the information in the prospectus reflects each of the stock splits effected by us, including the two-for-one stock split effected in the form of a 100% stock dividend paid by us on March 8, 2000.

                             SOLECTRON CORPORATION

       Solectron provides electronics manufacturing services to original equipment manufacturers who design and sell networking equipment, workstations, personal and notebook computers, computer peripherals, telecommunications equipment or other electronic equipment, including Cisco Systems, Inc., Compaq Computer Corporation, Ericsson Telecom AB, Hewlett-Packard Company, and International Business Machines Corporation. These companies contract with us to build their products for them or to obtain other related services from us.

       We furnish integrated supply chain solutions that span the entire product life cycle from technology solutions to manufacturing and operations, to global services. Our range of services includes:

       - advanced building block design solutions,

       - product design and manufacturing,

       - new product introduction management,

       - materials purchasing and management,

       - prototyping,

       - printed circuit board assembly (the process of placing components on an electrical printed circuit board that controls the processing functions of a personal computer or other electronic equipment),

       - systems assembly (for example, building complete systems such as mobile telephones and testing them to ensure functionality),

       - distribution,

       - product repair, and

       - warranty services.

       Our performance of these services allows our customers to remain competitive by focusing on their core competencies of sales, marketing and research and development. We have manufacturing facilities in the Americas, Europe and Asia. This geographic presence gives our customers access to manufacturing services in the locations where they need to be close to their expanding markets for faster product delivery.

       Our telephone number is (408) 957-8500 and our Internet address is www.solectron.com.

                              RECENT DEVELOPMENTS

OUTLOOK FOR THIRD FISCAL QUARTER

       On April 28, 2000 we announced that, based on our current outlook, net sales for the third quarter ending May 26, 2000 are expected to be in the range of $3.4 billion to $3.5 billion, and fully diluted earnings per share is expected to be in the range of $0.20 to $0.22.

NORTEL NETWORKS ACQUISITION

       On April 4, 2000, we signed a definitive agreement to acquire Nortel Networks' New Product Introduction, printed circuit board and telephone set assembly assets in North America and Asia. We are also discussing with Nortel Networks additional agreements and the divestiture or outsourcing of some manufacturing and repair operations in Europe. Under the terms of the agreement, and the proposed agreements, we will pay approximately $900 million to assume the operations contemplated in these agreements. We also agreed to enter into a multi-year supply agreement with revenues in excess of $10 billion, and the option to renew. We will provide new product introduction prototyping, manufacturing and repair services for Nortel Networks' optical, carrier, enterprise and wireless products.

       At the close of the transaction, we will offer employment to all of the full-time associates at the acquired sites and will add approximately 1.2 million square feet of manufacturing capacity as a result of the transactions. We will offer terms and conditions of employment that are substantially identical, or the same in the aggregate, as those provided by Nortel Networks.

       As a result of the agreement for North America and Asia, we will be gaining new product introduction prototyping and manufacturing capabilities in Calgary, Canada and Raleigh, North Carolina; and manufacturing capabilities in Monterrey, Mexico and Istanbul, Turkey. Under the terms proposed in Europe, we would acquire new product introduction prototyping and manufacturing operations in Monkstown, Northern Ireland and manufacturing and repair capabilities in Cwmcarn, Wales. In addition, we have submitted an offer to acquire the printed circuit board and telephone set assets of Matra-Nortel Communications S.A.S. in Pont de Buis, and Douarnenez, France.

       In addition to the acquired locations, we will be transferring other Nortel Networks products to our locations to align our supply chain with Nortel Network's cost-to-market and time-to-market strategies. All transactions are subject to customary conditions, regulatory approvals and the employee consultation process in Europe. It is expected that the transactions will close in North America in the second quarter of calendar year 2000; and in Europe and Asia in the third quarter of calendar year 2000.

       As part of the agreement, we will be setting up a new operating unit comprised of the acquired Nortel Networks sites. This business unit will be a part of the manufacturing and operations business unit and will be focused on maintaining continuity of supply and enhancing competitive performance to Nortel Networks while the sites transition to our business model.

                                  THE OFFERING

LYONs......................  $3,500,000,000 aggregate principal amount at maturity ($4,025,000,000 aggregate principal amount at maturity if Merrill Lynch exercises its over-allotment option in full) of LYONs due May 8, 2020. We will not pay interest on the LYONs prior to maturity. Each LYON will be issued at a price of $579.12 per LYON and a principal amount at maturity of $1,000.

Maturity...................  May 8, 2020.

Yield to Maturity of
LYONs......................  2.75% per year (computed on a semi-annual bond equivalent basis) calculated from May 8, 2000.

Conversion Rights..........  Holders may convert the LYONs at any time on or before the maturity date, unless the LYONs have previously been redeemed or purchased. For each LYON converted, we will deliver 12.3309 shares of our common stock. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount. Upon conversion, you will not receive any cash payment representing accrued original issue discount. Instead, accrued original issue discount will be deemed paid by the common stock received by you on conversion. See "Description of LYONs -- Conversion Rights."

Ranking....................  The LYONs will be unsecured and unsubordinated obligations and will rank on a parity in right of payment with all existing and future unsecured and unsubordinated indebtedness of Solectron.

Original Issue Discount....  We are offering each LYON with an original issue discount for United States federal income tax purposes equal to the principal amount at maturity of each LYON less the issue price to investors. You should be aware that, although we will not pay cash interest on the LYONs, U.S. investors must include accrued original issue discount in their gross income for United States federal income tax purposes prior to the conversion, redemption, sale or maturity of the LYONs (even if such LYONs are ultimately not converted, redeemed, sold or paid at maturity). See "Federal Income Tax
                             Considerations -- Original Issue Discount."

Sinking Fund...............  None.

Optional Redemption........  We may redeem all or a portion of the LYONs for cash at any time on or after May 8, 2003, at the redemption prices set forth in this prospectus supplement. See "Description of LYONs -- Redemption of LYONs at the Option of Solectron."

Purchase of the LYONs at
the Option of the Holder...  Holders may require us to purchase their LYONs on
                             May 8, 2003, at a price of $628.57 per LYON, and on May 8, 2010 at a price of $761.00 per LYON. We may choose to pay the purchase price in cash or common stock or a combination of cash and common stock. See "Description of LYONs -- Purchase of LYONs at the Option of the Holder."

Change in Control..........  Upon a Change in Control of Solectron occurring on or before May 8, 2003, each holder may require us to repurchase all or a portion of such holder's LYONs at a price equal to the issue price of such LYONs plus accrued original issue discount to the date of repurchase.

                             The term "Change in Control" is defined in the "Description of LYONs -- Change in Control Permits Purchase of LYONs at the Option of the Holder."

Optional Conversion to
  Semiannual Coupon Note
  Upon Tax Event...........  From and after the occurrence of a Tax Event, at the option of Solectron, interest in lieu of future original issue discount shall accrue on each LYON from the option exercise date at 2.75% per year on the restated principal amount and shall be payable semiannually on each interest payment date to holders of record at the close of business on each regular record date immediately preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months and will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the option exercise date. In such event, the redemption price, purchase price and change in control purchase price shall be adjusted as described herein. However, there will be no changes in the holder's conversion rights. See "Description of LYONs -- Optional Conversion to Semiannual Coupon Note Upon Tax Event."

Use of Proceeds............  The net proceeds of this offering will be used to fund the further expansion of our business, including strategic acquisitions, including approximately $900 million to fund the pending acquisition of certain Nortel Networks assets, additional working capital and capital expenditures and for general corporate purposes. See "Use of Proceeds."

DTC Eligibility............  The LYONs will be issued in book-entry form and will be represented by permanent global LYONs without coupons deposited with a custodian for and registered in the name of a nominee of DTC in New York, New York. Beneficial interests in any such global LYON will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated LYONs, except in limited circumstances described herein. See "Description of
                             LYONs -- Book-Entry System."

Listing....................  Solectron intends to list the LYONs on the New York
                             Stock Exchange.

New York Stock Exchange
  Symbol for the
  Common Stock.............  Our common stock is traded on the New York Stock
                             Exchange under the symbol "SLR."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                                          SIX MONTHS ENDED
                                                         FISCAL YEARS ENDED AUGUST 31,               ---------------------------
                                              ----------------------------------------------------   FEBRUARY 28,   FEBRUARY 29,
                                                1995       1996       1997       1998       1999         1999           2000
                                              --------   --------   --------   --------   --------   ------------   ------------
                                                                     (IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED INCOME STATEMENT DATA:
Net Sales...................................  $2,340.2   $3,211.1   $4,384.0   $5,978.3   $9,358.3     $4,363.5       $5,635.3
Gross Profit................................     251.5      354.3      540.4      657.2      911.4        416.5          548.0
Selling, general and administrative.........      97.5      128.5      210.1      260.6      360.0        166.6          201.3
Net income..................................      92.1      139.3      203.5      250.0      347.5        154.4          209.9
Net income per share:
  Basic.....................................  $   0.25   $   0.31   $   0.42   $   0.49   $   0.64     $   0.30       $   0.35
  Diluted...................................  $   0.22   $   0.30   $   0.40   $   0.47   $   0.61     $   0.28       $   0.34
Weighted average number of shares:
  Basic.....................................     372.5      443.9      485.7      507.6      538.9        520.9          592.2
  Diluted...................................     452.3      469.5      506.1      554.1      575.1        567.3          618.4

                                                                  AS OF
                                                               FEBRUARY 29,
                                                                   2000
                                                              --------------
                                                              (IN MILLIONS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital.............................................     $3,384.7
Total assets................................................      5,921.8
Long-term debt and capital lease obligations................        955.4
Total stockholders' equity..................................      3,399.9

                                  RISK FACTORS

       This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements that involve risks and uncertainties. The statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements as to our future operating results and business plans, that involve risks and uncertainties. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans," and similar expressions. Our actual results could differ materially from those discussed herein. You should carefully consider the risks and uncertainties described below and the other information in this prospectus supplement and the accompanying prospectus and in any documents incorporated herein and therein by reference, before making an investment decision.

A MAJORITY OF OUR NET SALES COMES FROM A SMALL NUMBER OF CUSTOMERS; IF WE LOSE ANY OF THESE CUSTOMERS, OUR NET SALES COULD DECLINE SIGNIFICANTLY.

       A majority of our annual net sales comes from a small number of our customers. Our ten largest customers accounted for approximately 71% of net sales in the first half of fiscal 2000 and approximately 75%, 68%, and 63% of net sales in fiscal 1999, 1998 and 1997, respectively. Since we are dependent upon continued net sales from our ten largest customers, any material delay, cancellation or reduction of orders from these or other major customers could cause our net sales to decline significantly. Some of these customers individually account for more than ten percent of our annual net sales. We cannot guarantee that we will be able to retain any of our ten largest customers or any other accounts. In addition, our customers may materially reduce the level of services ordered from us at any time. This could cause a significant decline in our net sales and we may not be able to reduce the accompanying expenses at the same time. Moreover, our business, financial condition and results of operations will continue to depend in significant part on our ability to obtain orders from new customers, as well as on the financial condition and success of our customers. Therefore, any adverse factors affecting any of our customers or their customers could have a material adverse effect on our business, financial condition and results of operations.

OUR LONG-TERM CONTRACTS DO NOT INCLUDE MINIMUM PURCHASE REQUIREMENTS.

       Although we have long-term contracts with a few of our top ten customers, including Ericsson Telecom AB and International Business Machines Corporation, under which these customers are obligated to obtain services from us, they are not obligated to purchase any minimum amount of services. As a result, we cannot guarantee that we will receive any net sales from these contracts. In addition, these customers with whom we have long-term contracts may materially reduce the level of services ordered at any time. This could cause a significant decline in our net sales and we may not be able to reduce our accompanying expenses at the same time.

POSSIBLE FLUCTUATION OF OPERATING RESULTS FROM QUARTER TO QUARTER COULD AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

       Our quarterly earnings may fluctuate in the future due to a number of factors including the following:

       - Differences in the profitability of the types of manufacturing services we provide. For example, high velocity and low complexity PCB and systems assembly services have lower gross margins than low volume/complex PCB and systems assembly services;

       - Our ability to maximize the hours of use of our equipment and facilities is dependent on the duration of the production run time for each job and customer;

       - The amount of automation that we can use in the manufacturing process for cost reduction varies, depending upon the complexity of the product being made;

       - Our ability to optimize the ordering of inventory as to timing and amount to avoid holding inventory in excess of immediate production needs;

       - Fluctuations in demand for our services or the products being manufactured;

       - Timing of expenditures in anticipation of increased sales;

       - Cyclicality in our target markets, and

       - Expenses associated with acquisitions.

       Therefore, our operating results in the future could be below the expectations of securities analysts and investors. If this occurs, the market price of our common stock could be harmed.

       Sales for the third quarter of fiscal 2000 have been impacted by the delay of the closing of the transaction with Nortel Networks which was announced on April 4, 2000. In addition, third quarter results of operations may be impacted by supply disruptions resulting from certain component shortages and changes in product configuration requirements by certain OEM customers. The Nortel acquisitions are expected to close in North America in the second quarter of calendar year 2000, and in Europe and Asia in the third quarter of calendar year 2000.

WE ARE DEPENDENT UPON THE ELECTRONICS INDUSTRY WHICH CONTINUALLY PRODUCES TECHNOLOGICALLY ADVANCED PRODUCTS WITH SHORT LIFE CYCLES; OUR INABILITY TO CONTINUALLY MANUFACTURE SUCH PRODUCTS ON A COST EFFECTIVE BASIS WOULD HARM OUR BUSINESS.

       A majority of our net sales is to companies in the electronics industry, which is subject to rapid technological change and product obsolescence. If our customers are unable to create products that keep pace with the changing technological environment, our customers' products could become obsolete and the demand for our services could decline significantly. If we are unable to offer technologically advanced, cost effective, quick response manufacturing services to customers, demand for our services will also decline. In addition, a substantial portion of our net sales is derived from our ability to offer complete service solutions for our customers. For example, if we fail to maintain high-quality design and engineering services, our net sales would significantly decline.

       For our technology solutions business, we have experienced, and may in the future experience, delays from time to time in the development and introduction of new products. Moreover, we cannot assure that we will be successful in selecting, developing, manufacturing and marketing new products or enhancements. We cannot assure that defects or errors will not be found in our products after commencement of commercial shipments, which could result in the delay in market acceptance of such products. The inability to introduce new products or enhancements could harm our business, financial condition and results of operations.

WE ARE DEPENDENT ON LIMITED OR SOLE SOURCE OF SUPPLIERS FOR CRITICAL COMPONENTS. THE INABILITY TO OBTAIN SUFFICIENT COMPONENTS AS REQUIRED WOULD CAUSE SALES REDUCTIONS.

       We are dependent on certain suppliers, including limited and sole source suppliers, to provide key components used in our products. We have experienced and may continue to experience delays in component deliveries which could cause delays in product shipments and require the redesign of certain products. Also for our technology solutions business, we are dependent upon certain limited or sole source suppliers for critical components used for our memory module, communications card and embedded computer products. The electronics industry has experienced in the past, and may experience in the future, shortages in semiconductor devices, including DRAM, SRAM, Flash memory, tantalum capacitors and other commodities that may be caused by such conditions as overall market demand surges or supplier production capacity constraints. Except for certain commodity parts, we generally have no written agreements with our suppliers. We cannot assure that we will receive adequate component supplies on a timely basis in the future. The inability to continue to obtain sufficient components as required, or to develop alternative sources if required, could cause delays, disruptions or reductions in product shipments or require product redesigns which could damage relationships with current or prospective customers and thereby causing sales reduction.

WE POTENTIALLY BEAR THE RISK OF PRICE INCREASES ASSOCIATED WITH POTENTIAL SHORTAGES IN THE AVAILABILITY OF ELECTRONICS COMPONENTS.

       At various times, there have been shortages of components in the electronics industry. One of the services that we perform for many customers is purchasing electronics components used in the manufacturing of the customers' products. As a result of this service, we potentially bear the risk of price increases for these components because we are unable to purchase components at the pricing level anticipated to support the margins assumed in our agreement with our customers.

OUR NET SALES COULD DECLINE IF OUR COMPETITORS PROVIDE COMPARABLE MANUFACTURING SERVICES AND IMPROVED PRODUCTS AT A LOWER COST.

       We compete with different contract manufacturers, depending on the type of service we provide or the geographic locale of our operations. The memory module, communications card and embedded computer subsystem industries are also intensely competitive. These competitors may have greater manufacturing, financial, R&D and/or marketing resources than we have. In addition, we may not be able to offer prices as low as some of our competitors because those competitors may have lower cost structures as a result of their geographic location or the services they provide. Our inability to provide comparable or better manufacturing services at a lower cost than our competitors could cause our net sales to decline. We also expect our competitors to continue to improve the performance of their current products, to reduce their current product sales prices and to introduce new products that may offer greater performance and improved pricing. Any of these could cause a decline in sales, loss of market acceptance of our products, or profit margin compression.

WE ARE DEPENDENT ON THE MEMORY MODULE PRODUCT MARKET.

       A substantial majority of our technology solutions business' net sales is derived from the memory modular products. The market for these products is characterized by frequent transitions in which products rapidly incorporate new features and performance standards. A failure to develop products with required feature sets or performance standards or a delay as short as a few months in bringing a new product to market could reduce our net sales which may have a material adverse effect on our business, financial condition and results of operations. In addition, the market for semiconductor memory devices has been cyclical. The industry has experienced significant economic downturns at various times, characterized by diminished product demand, accelerated erosion of average selling prices and excess production. In the past, there were significant declines in the prices for DRAM, SRAM and Flash. Such occurrences will reduce our profit.

WE ARE DEPENDENT ON THE CONTINUING TREND OF OUTSOURCING BY OEM'S.

       A substantial factor in our revenue growth is attributable to the transfer of manufacturing and supply base management activities from our OEM customers. Future growth is partially dependent on new outsourcing opportunities. To the extent that these opportunities are not available, our future growth would be unfavorably impacted. These outsourcing opportunities may include the transfer of assets such as facilities, equipment and inventory.

IF WE ARE UNABLE TO MANAGE OUR RAPID GROWTH AND ASSIMILATE NEW OPERATIONS IN A COST EFFECTIVE MANNER, OUR PROFITABILITY COULD DECLINE.

       We have experienced rapid growth over many years. Our historical growth may not continue. In recent years, we have established operations in different places throughout the world. For example, in fiscal

1998, we opened offices in Taipei, Taiwan, Tel Aviv, Israel, and Norrkoping and Stockholm, Sweden, and commenced manufacturing operations in Guadalajara, Mexico, Suzhou, China, and Timisoara, Romania. Also in fiscal 1998, we acquired foreign facilities in Sao Paulo, Brazil, and Dublin, Ireland. Furthermore, through acquisitions in fiscal 1998 and 1999, we acquired facilities in Columbia, South Carolina, Memphis, Tennessee, and San Jose, California and enhanced our capabilities in Charlotte, North Carolina, Austin, Texas, and Milpitas, California.

       During October and November of 1999, we completed the asset acquisition of IBM's Netfinity server operations in Greenock, Scotland, and acquired IBM Canada's NULOGIX Technical Services, Inc. subsidiary in Vaughan, Canada, in its entirety. Also in October 1999, we signed a definitive agreement with Acer, Inc.
(Acer), a core unit of the Acer Group, the world's third largest PC manufacturer, to form a strategic alliance to provide global design, manufacturing and service solutions for OEM branded personal computers, servers and workstations. On November 30, 1999, we completed the acquisition of SMART Modular Technologies, Inc. which was accounted for as a pooling of interests. In addition, we are benefiting from the business purchase transaction of Compaq Computer Corporation's embedded and real time product business in Fremont, California and Scotland by SMART in August 1999.

       On March 1, 2000, we acquired the complex systems manufacturing assets of Ericsson's telecommunications infrastructure equipment operations in Longuenesse, France, and Ostersund, Sweden. On March 31, 2000, Solectron completed the acquisition of Alcatel's manufacturing business in Aguadilla, Puerto Rico.

       On April 4, 2000, Solectron signed a definitive agreement to acquire certain Nortel Networks New Product Introduction prototyping, printed circuit board and telephone set ("telset") assembly assets in North America and Asia. The companies are also discussing the divestiture or outsourcing of certain manufacturing and repair operations in Europe. On April 6, 2000, we announced the completion of acquisition for the manufacturing assets of Premisys Communications, Inc., a wholly owned subsidiary of Zhone Technologies, Inc.

       On May 1, 2000, Solectron acquired AMERICOM Wireless Services, a privately held corporation which specializes in wireless handset repair and refurbishment and outsourced technical customer support services, in its entirety.

       Since we have been significantly expanding our operations, the growth has resulted in a significant increase in responsibility for existing management which has placed, and may continue to place, a heavy strain on our personnel and management, manufacturing and other resources. Our ability to manage the expansion to date, as well as any future expansion, will require progressive increases in manufacturing capacity, as well as enhancements or upgrades of accounting and other internal management systems and the implementation of a variety of procedures and controls. We cannot assure that significant problems in these areas will not occur. Any failure to enhance or expand these systems and implement such procedures and controls in an efficient manner and at a pace consistent with our business activities could harm our financial condition and results of operations. Also, in order to achieve anticipated revenue and other financial performance targets, we will continue to be required to manage our assets and operations efficiently. In addition, should we continue to expand geographically, we may experience certain inefficiencies from the management of geographically dispersed facilities.

       As we manage and continue to expand new operations, we may incur substantial infrastructure and working capital costs. If we do not achieve sufficient growth to offset increased expenses associated with rapid expansion, our profitability will decline.

WE NEED TO MANAGE INTEGRATION OF OUR ACQUISITIONS TO MAINTAIN PROFITABILITY.

       In fiscal 1998 and 1999, we completed acquisitions of manufacturing assets and facilities from Ericsson, NCR, IBM, Mitsubishi and Trimble Navigation Limited and acquired all of the capital stock of Sequel, Inc. For the first half of fiscal 2000, we completed the asset acquisition of IBM's Netfinity server operations in Greenock, Scotland, acquired IBM Canada's NULOGIX Technical Services, Inc. subsidiary in Vaughan, Canada, in its entirety, and completed the acquisition of SMART Modular Technologies, Inc. which was accounted for as a pooling of interests. On March 1, 2000, we acquired the complex systems manufacturing assets of Ericsson's telecommunications infrastructure equipment operations in Longuenesse, France, and Ostersund, Sweden. On March 31, 2000, we completed the acquisition of Alcatel's manufacturing business in Aguadilla, Puerto Rico. On April 6, 2000, we announced the completion of acquisition for the manufacturing assets of Premisys Communications, Inc., a wholly owned subsidiary of Zhone Technologies, Inc. We also continue to evaluate acquisition opportunities and may pursue additional acquisitions over time. These acquisitions involve risks, including:

       - Integration and management of the operations;

       - Retention of key personnel;

       - Integration of purchasing operations and information systems;

       - Management of an increasingly larger and more geographically disparate business; and

       - Diversion of management's attention from other ongoing business concerns.

       Our profitability will suffer if we are unable to successfully integrate and manage recent acquisitions and pending acquisitions, as well as any future acquisitions that we might pursue, or if we do not achieve sufficient revenue to offset the increased expenses associated with these acquisitions.

THE ACQUISITION OF CERTAIN OF NORTEL NETWORKS' ASSETS MAY NOT OCCUR

       While a definitive agreement for the acquisition of the assets has been signed, it contains certain conditions to closing which, if not satisfied or waived, could allow a party to elect not to consummate the acquisition of the assets in whole or in part. Thus there can be no assurance that the acquisition will close as contemplated, if at all.

OUR NON-U.S. LOCATIONS ARE A SIGNIFICANT AND GROWING PORTION OF OUR NET SALES; WE ARE INCREASINGLY EXPOSED TO RISKS ASSOCIATED WITH OPERATING INTERNATIONALLY.

       In the first half of fiscal 2000, approximately 40% of net sales came from sites outside the United States, while approximately 36% of net sales came from sites outside the United States in fiscal 1999. As a result of our foreign sales and facilities, our operations are subject to a variety of risks that are unique to international operations, including the following:

       - Adverse movement of foreign currencies against the U.S. dollar in which our results are reported;

       - Import and export duties, and value added taxes;

       - Import and export regulation changes that could erode our profit margins or restrict exports;

       - Potential restrictions on the transfer of funds;

       - Inflexible employee contracts in the event of business downturns; and

       - The burden and cost of compliance with foreign laws.

       In addition, we have operations in several locations in emerging or developing economies that have a potential for higher risk. The risks associated with these economies include but are not limited to currency volatility, and other economic or political risks. In the future, these factors may harm our results of operations. Solectron locations in emerging or developing economies include Mexico, Brazil, China, Malaysia and Romania. As of February 29, 2000, we recorded $98.4 million in cumulative foreign exchange translation losses on our balance sheet which was primarily due to the devaluation of the Brazilian real. While, to date, these factors have not had a significant adverse impact on our results of operations, we cannot assure that there will not be such an impact. Furthermore, while we may adopt measures to reduce the impact of losses resulting from volatile currencies and other risks of doing business abroad, we cannot assure that such measures will be adequate.

       The Malaysian government adopted currency exchange controls, including controls on its currency, the ringgit, held outside Malaysia, and established a fixed exchange rate for the ringgit against the U.S. dollar. The fixed exchange rate provides a stable rate environment when applied to local expenses denominated in ringgit. The long-term impact of such controls is not predictable due to dynamic economic conditions that also affect or are affected by other regional or global economies.

       We have been granted a tax holiday which is effective through January 31, 2002, subject to some conditions, for our Malaysian sites. We have also been granted various tax holidays in China. These tax holidays are effective for various terms and are subject to some conditions. It is possible that the current tax holidays will be terminated or modified or that future tax holidays that Solectron may seek will not be granted. If the current tax holidays are terminated or modified, or if additional tax holidays are not granted in the future, Solectron's effective income tax rate would likely increase.

WE ARE EXPOSED TO FLUCTUATIONS IN THE EXCHANGE RATES OF FOREIGN CURRENCY.

       We do not use derivative financial instruments for speculative purposes. Our policy is to hedge our foreign currency denominated transactions in a manner that substantially offsets the effects of changes in foreign currency exchange rates. Presently, we use foreign currency borrowings and foreign currency forward contracts to hedge only those currency exposures associated with certain assets and liabilities denominated in non functional currencies. Corresponding gains and losses on the underlying transaction generally offset the gains and losses on these foreign currency hedges.

       As of February 29, 2000, all of the foreign currency hedging contracts were scheduled to mature in less than three months and there were no material deferred gains or losses. In addition, our international operations in some instances act as a natural hedge because both operating expenses and a portion of sales are denominated in local currency. In these instances, including our current experience involving the devaluation of the Brazilian real, although an unfavorable change in the exchange rate of a foreign currency against the U.S. dollar will result in lower sales when translated to U.S. dollars, operating expenses will also be lower in these circumstances. Also, since less than 10% of Solectron's net sales are denominated in currencies other than the U.S. dollar, we do not believe our total exposure to be significant.

       Solectron has currency exposures arising from both sales and purchases denominated in currencies other than the functional currency of Solectron sites. Fluctuations in the rate of exchange between the currency of the exposure and the functional currency of the Solectron site could seriously harm our business, operating results and financial condition. For example, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases, and if we price our products and services in the foreign currency, we will receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products and services in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in our prices being uncompetitive in markets where business is transacted in the local currency.

WE ARE EXPOSED TO FLUCTUATIONS IN INTEREST RATES.

       The primary objective of our investment activities is to preserve principal, while at the same time, maximize yields without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations, certificates of deposit and money market funds. As of February 29, 2000, approximately 58% of our total portfolio was scheduled to mature in less than six months. In addition, our investments are diversified and of relatively short maturity. A hypothetical 10% increase in interest rates would not have a material effect on our investment portfolios.

       We have entered into an interest rate swap transaction under which we pay a fixed rate of interest hedging against the variable interest rates charged by the lessor for the facility lease at Milpitas, California. The interest rate swap expires in the year 2002, which coincides with the maturity date of the lease term. As we intend to hold the interest rate swap until the maturity date, we are not subject to market risk. In fact, such interest rate swap has fixed the interest rate for the facility lease, thus reducing interest rate risk.

       Solectron's long-term debt instruments are subject to fixed interest rates. In addition, the amount of principal to be repaid at maturity is also fixed. In the case of the convertible notes, such notes are based on fixed conversion ratios into common stock. Therefore, we are not exposed to variable interest rates related to our long-term debt instruments.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS; AND WE COULD BECOME INVOLVED IN INTELLECTUAL PROPERTY DISPUTES.

       Our ability to effectively compete may be affected by our ability to protect our proprietary information. We hold a number of patents and other license rights. These patent and license rights may not provide meaningful protection for our manufacturing processes and equipment innovations. On June 23, 1999, Solectron was served, along with 87 other companies including SMART Modular Technologies, Inc., as a defendant in a lawsuit brought by the Lemelson Medical, Education & Research Foundation. The lawsuit alleges that Solectron has infringed certain of the plaintiff's patents relating to machine vision and bar code technology. Solectron believes it has meritorious defenses to these allegations and does not expect that this litigation will result in a material impact on its financial condition or results of operations. In the semiconductor, computer, telecommunications and networking industries, companies receive notices from time to time alleging infringement of patents, copyrights, or other intellectual property rights or others. We are currently being sued by a party who alleges that certain of our technology solutions business' communications card products have infringed and continue to infringe upon the party's intellectual property rights. Moreover, we have been and may from time to time continue to be notified of claims that we may be infringing patents, copyrights or other intellectual property rights owned by other third parties. The current litigation or any other litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations. In the future, third parties may assert infringement claims against Solectron or its customers. In the event of an infringement claim, we may be required to spend a significant amount of money to develop a non-infringing alternative or to obtain licenses. We may not be successful in developing such an alternative or obtaining a license on reasonable terms, if at all. In addition, any such litigation could be lengthy and costly and could harm our financial condition.

FAILURE TO COMPLY WITH ENVIRONMENTAL REGULATIONS COULD HARM OUR BUSINESS.

       As a company in the electronics manufacturing services industry, we are subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process. Although we have never sustained any significant loss as a result of non compliance with such regulations, any failure by us to comply with environmental laws and regulations could result in liabilities or the suspension of production. In addition, these laws and regulations could restrict our ability to expand our facilities or require us to acquire costly equipment or incur other significant costs to comply with regulations.

OUR STOCK PRICE MAY BE VOLATILE DUE TO FACTORS OUTSIDE OF OUR CONTROL.

       Our stock price could fluctuate due to the following factors, among others:

       - Announcements of operating results and business conditions by our customers;

       - Announcements by our competitors relating to new customers or technological innovation or new services;

       - Economic developments in the electronics industry as a whole;

       - Political and economic developments in countries in which we have operations; and

       - General market conditions.

FAILURE TO RETAIN KEY PERSONNEL AND SKILLED ASSOCIATES COULD HURT OUR
OPERATIONS.

       Our continued success depends to a large extent upon the efforts and abilities of key managerial and technical associates. Losing the services of key personnel could harm us. Our business also depends upon our ability to continue to attract and retain senior managers and skilled associates. Failure to do so could harm our operations.

OUR ANTI-TAKEOVER DEFENSE PROVISIONS MAY DETER POTENTIAL ACQUIRORS AND MAY DEPRESS OUR STOCK PRICE.

       Our certificate of incorporation and bylaws contain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Solectron. These provisions allow us to issue preferred stock with rights senior to those of our common stock and impose various procedural and other requirements that could make it more difficult for our stockholders to effect certain corporate actions.

OUR HOLDING COMPANY STRUCTURE RESULTS IN SUBSTANTIAL STRUCTURAL SUBORDINATION AND MAY AFFECT OUR ABILITY TO MAKE PAYMENTS ON LYONS.

       The LYONs are obligations exclusively of Solectron. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the LYONs, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

       Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the LYONs or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

       Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the LYONs to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE IN CONTROL OFFER OR THE REPURCHASE REQUIRED BY THE INDENTURE.

       Upon the occurrence of certain specific kinds of change in control events occurring on or before May 8, 2003, or on the May 8, 2003 or May 8, 2010 purchase dates, we will be required to offer to repurchase all outstanding LYONs. However, it is possible that we will not have sufficient funds at such time to make the required repurchase of LYONs or that restrictions in our credit facility or other indebtedness will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "Change in Control" under the indenture. See "Description of LYONs -- Purchase of LYONs at the Option of the Holder" and "-- Change in Control Permits Purchase of LYONs at the Option of the Holder."

TRADING MARKET FOR LYONS

       The LYONs comprise a new issue of securities for which there is currently no public market. If the LYONs are traded after their initial issuance, they may trade at a discount from their initial public offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors. Although we intend to file an application to list the LYONs on the NYSE, we do not know whether the LYONs will be approved for the listing or whether an active trading market will develop or be maintained for the LYONs. To the extent that an active trading market for the LYONs does not develop, the liquidity and trading prices for the LYONs may be harmed.

                                USE OF PROCEEDS

       We estimate that the net proceeds from the sale of the LYONs that we are selling in this offering will be approximately $1,982 million, after deducting the underwriting discount and estimated expenses of this offering. If the underwriter's over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $2,280 million. The net proceeds will be used to fund the further expansion of our business, including:

       - strategic acquisitions, including approximately $900 million to fund the pending acquisition of certain Nortel Networks assets,

       - additional working capital and capital expenditures, and

       - for general corporate purposes.

       Pending the application of the net proceeds, we expect to invest the net proceeds from the sale of the common stock in short-term interest-bearing securities. While we currently expect to use the proceeds as set forth above, in the event the pending acquisition of certain Nortel Networks assets is not consummated, those funds may be used for other strategic acquisitions, additional working capital and capital expenditures and for general corporate purposes.

                          PRICE RANGE OF COMMON STOCK

       Our common stock is listed on the New York Stock Exchange under the symbol "SLR." The following table shows the high and low per share sale prices of our common stock as reported by the New York Stock Exchange for the periods indicated. The stock prices set forth below are adjusted to reflect each of the two-for-one stock splits effected on February 24, 1999 and March 8, 2000.

                                                                  HIGH              LOW
                                                                  ----              ---
Fiscal Year Ended August 31, 1998
  First Quarter.............................................      $11 55/64        $ 8 31/64
  Second Quarter............................................       12 13/32          7 7/32
  Third Quarter.............................................       12 9/64           9 7/64
  Fourth Quarter............................................       13 9/32           8 55/64
Fiscal Year Ended August 31, 1999
  First Quarter.............................................      $17 11/32        $ 9 45/64
  Second Quarter............................................       23 9/16          16 1/4
  Third Quarter.............................................       28 15/16         20 1/4
  Fourth Quarter............................................       39 15/32         26 1/8
Fiscal Year Ended August 31, 2000
  First Quarter.............................................      $45              $33 1/16
  Second Quarter............................................       49               30 9/32
  Third Quarter (through May 2, 2000).......................       49 1/2           28 1/4

       The last reported sale price of our common stock on the New York Stock Exchange as of a recent date is set forth on the cover page of this prospectus supplement.

                                DIVIDEND POLICY

       We have never paid cash dividends on our capital stock and we do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

       The following table sets forth our unaudited capitalization as of February 29, 2000, (1) on a historical basis, and (2) as adjusted to give effect to the issuance and sale of the LYONs offered hereby, net of our estimated offering expenses and underwriting discounts. You should read this table together with our financial statements and notes thereto and other financial and operating data included elsewhere in this prospectus supplement or in the prospectus or incorporated by reference into this prospectus supplement or the prospectus.

                                                                   FEBRUARY 29, 2000
                                                              ---------------------------
                                                                                 AS
                                                                ACTUAL       ADJUSTED(1)
                                                              ----------    -------------
                                                              (IN MILLIONS, EXCEPT SHARE
                                                                         DATA)
Short-term debt.............................................   $   40.1        $   40.1
Long-term liabilities:
  LYONs offered hereby......................................         --         2,026.9
  7 3/8% Senior Notes due 2006..............................      149.8           149.8
  Zero-Coupon Liquid Yield Option(TM) Notes due 2019........      782.8           782.8
  Other long-term liabilities(2)............................       38.0            38.0
                                                               --------        --------
     Total long-term liabilities............................      970.6         2,997.5
Stockholders' equity:
  Preferred Stock, 1,200,000 shares authorized; none issued
     and outstanding........................................         --              --
  Common Stock, 800,000,000 shares authorized; 595,554,780
     shares issued and outstanding(3).......................         .3              .3
Additional paid-in capital..................................    2,130.2         2,130.2
Retained earnings...........................................    1,369.6         1,369.6
Accumulated other comprehensive income......................     (100.2)         (100.2)
                                                               --------        --------
  Total stockholders' equity................................    3,399.9         3,399.9
                                                               --------        --------
     Total capitalization...................................   $4,410.6        $6,437.5
                                                               ========        ========

------------
(1) Assuming the exercise of Merrill Lynch's over-allotment option in full, LYONs offered hereby, total long-term liabilities and total capitalization at February 29, 2000, as adjusted, would have been $2,331.0 million, $3,301.6 million and $6,741.6 million, respectively.

(2) Does not reflect contingent liabilities under a first loss clause for a decline in market value of leased facilities totaling up to $170 million in the event we do not purchase the properties at the end of the lease terms. See Note 4 to our condensed consolidated financial statements in our report on Form 10-Q for the quarter ended February 29, 2000.

(3) Outstanding common stock as of February 29, 2000 does not include (A) 73,338,598 shares of common stock available for issuance pursuant to Solectron's employee stock plans (B) 24,747,946 shares of common stock reserved for issuance upon conversion of the Zero-Coupon Liquid Yield Option Notes due 2019 and (C) 43,158,150 shares of common stock reserved for issuance upon conversion of the LYONs offered hereby.

(TM) Trademark of Merrill Lynch & Co., Inc.

                      SELECTED CONSOLIDATED FINANCIAL DATA

       The selected data presented below as of August 31, 1998 and August 31, 1999 and for each of the years in the three-year period ended August 31, 1999, are derived from our consolidated financial statements, which have been audited by KPMG LLP, independent auditors and are incorporated by reference into the prospectus. The selected data presented below as of August 31, 1995, August 31, 1996 and August 31, 1997 and as of February 29, 2000 and for each of the years in the two year period ended August 31, 1996 and for the six month periods ended February 28, 1999 and February 29, 2000 are derived from our unaudited consolidated financial statements which, in the opinion of management, include all adjustments (consisting solely of normal recurring adjustments) that are necessary for a fair presentation of results of operations for such periods. These results are not necessarily indicative of results to be expected for any future period. The following selected consolidated financial data reflects our acquisition of SMART Modular Technologies, Inc. consummated on November 30, 1999 and accounted for as a pooling of interests.

                                                                                                           SIX MONTHS ENDED
                                                          FISCAL YEARS ENDED AUGUST 31,               ---------------------------
                                               ----------------------------------------------------   FEBRUARY 28,   FEBRUARY 29,
                                                 1995       1996       1997       1998       1999         1999           2000
                                               --------   --------   --------   --------   --------   ------------   ------------
                                                                      (IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED INCOME STATEMENT DATA:
Net sales....................................  $2,340.2   $3,211.1   $4,384.0   $5,978.3   $9,358.3     $4,363.5       $5,635.3
Cost of sales................................   2,088.7    2,856.8    3,843.6    5,321.1    8,446.9      3,947.0        5,087.3
                                               --------   --------   --------   --------   --------     --------       --------
  Gross profit...............................     251.5      354.3      540.4      657.2      911.4        416.5          548.0
Operating expenses:
Selling, general and administrative..........      97.5      128.5      210.1      260.6      360.0        166.6          201.3
Research and development.....................      10.1       12.6       23.5       29.9       40.5         20.7           29.0
Acquisition costs............................        --         --        4.0         --         --           --             --
Acquisition and restructuring costs..........        --         --         --         --         --           --           25.0
                                               --------   --------   --------   --------   --------     --------       --------
  Operating income...........................     143.9      213.2      302.8      366.7      510.9        229.2          292.7
Interest income..............................       6.8       15.6       31.2       32.3       36.6         12.8           43.4
Interest expense.............................     (10.3)     (16.0)     (26.8)     (24.8)     (36.4)       (15.0)         (22.2)
                                               --------   --------   --------   --------   --------     --------       --------
  Income before income taxes and cumulative
    effect of change in accounting
    principle................................     140.4      212.8      307.2      374.2      511.1        227.0          313.9
Income taxes.................................      48.3       73.5      103.7      124.2      163.6         72.6          100.5
                                               --------   --------   --------   --------   --------     --------       --------
Income before cumulative effect of change in
  accounting principle.......................      92.1      139.3      203.5      250.0      347.5        154.4          213.4
Cumulative effect of change in accounting
  principle for start-up costs, net of $1.6
  income tax benefit.........................        --         --         --         --         --           --           (3.5)
                                               --------   --------   --------   --------   --------     --------       --------
Net income...................................  $   92.1   $  139.3   $  203.5   $  250.0   $  347.5     $  154.4       $  209.9
                                               ========   ========   ========   ========   ========     ========       ========
Basic net income per share:
  Income before cumulative effect of change
    in accounting principle..................  $   0.25   $   0.31   $   0.42   $   0.49   $   0.64     $   0.30       $   0.36
  Cumulative effect of change in accounting
    principle................................        --         --         --         --         --           --          (0.01)
                                               --------   --------   --------   --------   --------     --------       --------
                                               $   0.25   $   0.31   $   0.42   $   0.49   $   0.64     $   0.30       $   0.35
Diluted net income per share:
  Income before cumulative effect of change
    in accounting principle..................  $   0.22   $   0.30   $   0.40   $   0.47   $   0.61     $   0.28       $   0.35
  Cumulative effect of change in accounting
    principle................................        --         --         --         --         --           --          (0.01)
                                               --------   --------   --------   --------   --------     --------       --------
                                               $   0.22   $   0.30   $   0.40   $   0.47   $   0.61     $   0.28       $   0.34
Weighted average number of shares:
  Basic......................................     372.5      443.9      485.7      507.6      538.9        520.9          592.2
  Diluted....................................     452.3      469.5      506.1      554.1      575.1        567.3          618.4

                                                                                AS OF AUGUST 31,                        AS OF
                                                              ----------------------------------------------------   FEBRUARY 29,
                                                                1995       1996       1997       1998       1999         2000
                                                              --------   --------   --------   --------   --------   ------------
                                                                                         (IN MILLIONS)
CONSOLIDATED BALANCE SHEET DATA:
Working Capital.............................................  $  377.1   $  860.5   $1,137.7   $1,277.6   $3,163.5     $3,384.7
Total Assets................................................   1,032.8    1,623.5    2,203.7    2,776.5    5,319.3      5,921.8
Long-term debt and capital lease obligations................      31.6      388.2      386.1      385.5      922.6        955.4
Stockholders' equity........................................     564.4      787.1    1,149.3    1,460.6    3,140.5      3,399.9

-------------------------

       On April 11, 2000, we filed an 8-K to restate our financial statements to reflect the acquisition of SMART Modular Technologies, Inc. which was accounted for as a pooling of interests. You should note that the financial information contained in our Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1999 has not been restated to reflect the acquisition of SMART Modular Technologies, Inc. and is therefore not comparable to the other financial information which is contained herein and which will be reported by us in the future.

                                    BUSINESS

OVERVIEW

       We provide electronics manufacturing services to original equipment manufacturers (OEMs) who design and sell networking equipment, workstations, personal and notebook computers, computer peripherals, telecommunications equipment or other electronic equipment. These OEMs include Cisco Systems, Inc., Compaq Computer Corporation, Ericsson Telecom AB, Hewlett-Packard Company and International Business Machines Corporation. These companies contract with us to build their products or to obtain other related services.

       We furnish integrated supply chain solutions that span the entire product life cycle from technology solutions, to manufacturing and operations, to global services. These services include the following range of services:

       - advanced building block design solutions;

       - product design and manufacturing;

       - new product introduction management;

       - materials purchasing and management;

       - prototyping;

       - printed circuit board assembly (the process of placing components on an electrical printed circuit board that controls the processing functions of a personal computer or other electronic equipment);

       - systems assembly (for example, building complete systems such as mobile telephones and testing them to ensure functionality);

       - distribution;

       - product repair; and

       - warranty services.

       Our performance of these services allows our customers to remain competitive by focusing on their core competencies of sales, marketing, and research and development. We have manufacturing facilities in the Americas, Europe and Asia. This geographic presence gives our customers access to manufacturing services in the locations where they need to be close to their expanding markets for faster product delivery.

INDUSTRY OVERVIEW

       We are well recognized for our printed circuit board (PCB) assembly business. While we continue to lead in this industry, we have grown into a global supply chain facilitator expanding our capabilities across the entire product cycle to include: product design, pre-production planning, New Product Introduction (NPI) management, manufacturing, distribution, and end-of-life product service and support. We are benefiting from increased worldwide market acceptance of, and reliance upon, the use of outsourcing manufacturing services by many electronics OEMs. We expect the trend towards outsourcing manufacturing to continue for many reasons including the following:

       Reduce Time-to-Market. Due to intense competitive pressures in the electronics industry, OEMs are facing increasingly shorter product life cycles and therefore have a growing need to reduce the time required to bring a product to market. OEMs can reduce the time-to-market by using our manufacturing expertise and infrastructure. OEMs can further reduce the time-to-market by partnering with us at the stages of product design and product improvement to expedite the transition into large volume of production in our manufacturing centers.

       Reduce Investment. As electronic products have become more technologically advanced and are shipped in greater unit volumes, the necessary investment required for internal product design, manufacturing, and end-of-life support services by OEMs has increased significantly for working capital, capital equipment, labor, systems and infrastructure. As a global supply chain facilitator, we enable OEMs to gain access to our worldwide advanced technology facilities including NPI centers, manufacturing and depot repair facilities. As a result, OEMs can substantially reduce their overall resource requirements.

       Focus Resources. The electronics industry is experiencing greater levels of competition and more rapid technological change. Many OEMs increasingly are seeking to focus their resources on activities and technologies which add the greatest value. By offering comprehensive electronics assembly and related manufacturing services, we allow OEMs to focus on their own core competencies such as next-generation product development, sales and marketing.

       Access Leading Manufacturing Technology. Electronic products and electronics manufacturing technology have become increasingly sophisticated and complex, making it difficult for OEMs to maintain the necessary technological expertise to manufacture products internally. OEMs are motivated to work with us to gain access to our expertise in interconnect, test and process technologies.

       Improve Inventory Management and Purchasing Power. Electronics industry OEMs are faced with increasing difficulties in planning, procuring and managing their inventories efficiently due to frequent design changes, short product life cycles, large investments in electronic components, component price fluctuations and the need to achieve economies of scale in materials procurement. OEMs can reduce production costs by using our volume procurement capabilities. In addition, Our expertise in inventory management can provide better control over inventory levels and increase the OEM's return on assets.

       Access Worldwide Manufacturing Capabilities. OEMs are increasing their international activities in an effort to lower costs and access foreign markets. With our worldwide capabilities, we are able to offer such OEMs a variety of manufacturing location options to better address their objectives including cost containment, compliance with local content regulations, and the elimination of expensive freight costs, tariffs and time-consuming customs clearances.

STRATEGY

       Our goal is to offer our customers significant competitive advantages of electronics outsourcing, such as access to design and product improvement, advanced manufacturing technologies, reduced overall cost, shortened product time-to-market, effective asset utilization, and superior end-of-life product support services. To achieve this goal, we emphasize the following key elements:

       Quality. We believe that product quality is a critical success factor in the electronics manufacturing market. We strive for continuous improvement of our processes and have adopted a number of quality improvement and measurement techniques to monitor our performance. We have received numerous superior service and quality awards, including:

       - Malcolm Baldrige National Quality Award in 1991 and again in 1997;

       - Ranked No. 3 World's Best Performing Information Technology 100 Listing by Business Week in 1999;

       - One of the World's 100 Best Managed Companies named by Industry Week in 1999;

       - North Carolina National Team Excellence Award in 1999;

       - North Carolina Charlotte-Mecklenburg Utility Award in 1999;

       - Arc of Washington State's Employer of the Year Award in 1999;

       - Mexico Jalisco State Quality Award in 1999;

       - Best Manufacturing Plant in North America Award from Industry Week in 1998;

       - Washington State Quality Award of Merit in 1998; and

       - Numerous other awards from our customers.

       All of our manufacturing facilities are certified under ISO-9000 standards which are international quality standards for design, manufacturing and distribution management systems.

       Partnerships. An important element of our strategy is to establish partnerships with major and emerging OEM leaders in diverse segments across the electronics industry. Our customer base consists of leaders in industry segments such as networking, telecommunications, workstations, personal computers, computer peripherals, instrumentation, semiconductor equipment and avionics. Due to the costs inherent in supporting customer relationships, we focus our efforts on customers with high potential for long-term business partnerships. Our goal is to deliver a total product life cycle solution to our customers. We offer OEMs advanced building block design solutions, NPI management which includes design and layout, concurrent engineering, test development, and prototype engineering. We continue the cycle to provide solutions in manufacturing and distribution including just-in-time delivery on low-to-medium volume turnkey, price-sensitive and high volume production, and projects that require more value-added services. Additionally, we serve OEMs that need end-of-life services such as product repair and warranty services.

       Turnkey Capabilities. Another element of our strategy is to provide a complete range of manufacturing management and value added services, including materials management, board design, concurrent engineering, assembly of complex printed circuit boards and other electronic assemblies, test engineering, software manufacturing, accessory packaging and post-manufacturing services. We believe that as manufacturing technologies become more complex and as product life cycles shorten, OEMs will increasingly contract for manufacturing on a turnkey basis as they seek to reduce their products' time-to-market, capital asset and inventory costs. A substantial portion of our revenue is from our turnkey business. We believe that our ability to manage and support large turnkey projects is a critical success factor. In addition, we believe that due to the difficulty and long lead time required to change manufacturers, turnkey projects generally increase an OEM's dependence resulting in greater stability of our customer base and in closer working relationships. We also have been successful in establishing sole source positions for certain products with many of our customers.

       Advanced Manufacturing Process and Electronic Product Technologies. We intend to continue to offer our customers the most advanced manufacturing process technologies, including surface mount technology (SMT) and ball grid array (BGA) assembly as well as testing and emerging interconnect technologies. We have developed substantial SMT expertise including advanced, vision based component placement equipment. We believe that the cost of SMT assembly facilities and the required technical capability to operate a high yield SMT operation are significant competitive factors in the market for electronic assembly. We also have the capability to manufacture using tape automated bonding, chip-on-substrate and other more advanced manufacturing processes. Additionally, we intend to continue to offer our customers through the technology business solutions group, certain electronic product technologies such as embedded computer platforms, memory modules and input/output devices.

       Diverse Geographic Operations. An important element of our strategy is to establish production facilities in areas of high customer density or where manufacturing efficiencies can be achieved. We currently have operations throughout the Americas, Europe and Asia. We believe that our facilities in these diverse geographic locations enable us to better address our customers' requirements such as cost containment, compliance with local content regulations, and the elimination of expensive freight costs, tariffs and time consuming customs clearances. We intend to expand our operations continually as necessary to serve our existing customers and to develop new business.

INTERNATIONAL MANUFACTURING CAPABILITY

       As we manage the existing operations and expand geographically, we may experience certain inefficiencies from the management of geographically dispersed operations. Additionally, our results of operations will be adversely affected if these new facilities do not achieve revenue growth sufficient to offset increased expenditures associated with geographic expansion.

       In fiscal 1999, approximately 36% of our sales were from operations outside of the United States. As a result of continuous customer demand overseas, we expect foreign sales to increase. Our foreign sales and operations are subject to risks of doing business abroad, including fluctuations in the value of currency, export duties, import controls and trade barriers (including quotas), restrictions on the transfer of funds, employee turnover, work stoppages, longer payment cycles, greater difficulty in accounts receivable collection, burdens of complying with a wide variety of foreign laws and, in certain parts of the world, political instability. While, to date, these factors have not materially affected our results of operations, we cannot assure that there will not be such an impact in the future.

       On March 31, 2000, we completed the acquisition of Alcatel's manufacturing business in Aguadilla, Puerto Rico. The acquisition of Alcatel's manufacturing assets in Longview, Texas is expected to be closed in June 2000 and is subject to various conditions of closing. Alcatel is a world leader in building next generation networks and end-to-end data voice solutions. As part of the acquisition of Alcatel's manufacturing business in Aguadilla, we hope to assume full manufacturing responsibility for Alcatel's PCB products focussed on the networking and telecommunication industries. Additionally, we will provide a full range of manufacturing services to Alcatel for the next three years including prototyping and high volume PCB assembly. Under the proposed agreement for Longview, we hope to assume full manufacturing responsibility for Alcatel's build-to-order (BTO) RF communication systems and also provide a full range of manufacturing services to Alcatel for the next three years including NPI management of RF systems and BTO systems build.

       On April 4, 2000, we signed a definitive agreement to acquire certain Nortel Networks' NPI prototyping, PCB and telephone set ("telset") assembly assets in North America and Asia. The companies are also discussing the divestiture or outsourcing of certain manufacturing and repair operations in Europe. Under the terms of the agreement, and the proposed agreements, we will pay approximately $900 million to assume these operations contemplated in these agreements. We also agreed to enter into a multi-year supply agreement, with the option to renew. We will provide NPI prototyping, manufacturing and repair services for Nortel Networks' optical, carrier, enterprise and wireless products. As a result of the agreement for North America and Asia, we will be gaining NPI prototyping and manufacturing capabilities in Calgary, Canada, and Research Triangle Park, North Carolina; and manufacturing capabilities in Monterrey, Mexico, and Istanbul, Turkey. Under the terms proposed in Europe, we would acquire NPI prototyping and manufacturing operations in Monkstown, Northern Ireland, and manufacturing and repair capabilities in Cwmcarn, Wales. In addition, we have has submitted an offer to acquire certain PCB assembly and telset assets of Matra-Nortel Communications S.A.S. in France. In addition to the acquired locations, we will be transferring other Nortel Networks products to our locations to align the global supply chain with Nortel Networks' cost-to-market and time-to-market strategies. As part of the agreement, we will be setting up a new operating unit comprised of the acquired Nortel Networks sites. This operating unit will be a part of the manufacturing and operations business unit, and will be focused on maintaining continuity of supply and enhancing competitive performance to Nortel Networks, while the sites transition to the our business model. It is expected that the transactions will be closed in North America by the end of the second quarter of calendar year 2000; in Europe, by the end of the second quarter or beginning of the third quarter of calendar year 2000; and in Asia, in the third quarter of calendar year 2000. All transactions are subject to customary conditions and regulatory approvals. In addition, the transaction with Matra-Nortel Communications S.A.S. is subject to the employee consultation processes in Europe.

AMERICAS

       Western United States. Our headquarters and largest manufacturing operations are located in Silicon Valley, principally in Milpitas, California, in the midst of one of the largest concentrations of OEM electronics manufacturers. This facility offers a full range of services that span the product life cycle including design consultation, prototyping, NPI management, PCB assembly, build-to-order, configure-to-order, complex systems assembly, and end-of-life support services. With our recent asset acquisition in Sunnyvale, California from Trimble Navigation Limited, we have extended our manufacturing capacities to Global Positioning System (GPS) and related radio frequency (RF) technology products. Additionally, we have a smaller site strategically located in Everett, Washington to help serve our customers in the Pacific Northwest and elsewhere.

       Southwestern United States. We believe that our facility in Austin, Texas, is situated in a geographic region with strong growth of electronics OEMs that will allow us to better serve our existing customers and to attract new ones. This facility was expanding and was further expanded by an asset acquisition of IBM's Electronic Card Assembly and Test in February 1999. The site offers a wide range of services across the entire product life cycle including PCB design, NPI management, complex PCB and systems assembly, distribution, and support services.

       Eastern United States. Our Eastern United States facility is located in Westborough, Massachusetts, near Boston, in the center of a geographic region with a large concentration of electronics OEMs. We have recently expanded this facility's manufacturing capacity. This facility provides a full range of integrated solutions across the entire product life cycle from pre-production planning and design to manufacturing, to end-of-life product service and support. This site also includes a NPI center that specializes in quick-turn prototype services. These two groups work together to shorten customers' product development and manufacturing cycles, ultimately reducing their products' time-to-market.

       Southeastern United States. Our Southeastern United States operations are located in Charlotte, North Carolina; Columbia, South Carolina; and Suwanee, Georgia. Our operations in Charlotte, North Carolina, which were expanded by the acquisition of IBM's Electronic Card Assembly and Test manufacturing assets, specializes in low to medium volume, highly complex PCB assembly, systems assembly and end-of-life support services. This site also has a NPI center. In addition, the Charlotte site provides printed circuit boards to the Columbia, South Carolina site, which specializes in customized systems design services and complex computer systems assembly. The manufacturing facility in Columbia was recently expanded to meet growing customer demand.

       We previously had facilities in Duluth, Georgia, acquired from NCR Corporation and in Braselton, Georgia, acquired from Mitsubishi Consumer Electronics America, Inc. In September 1999, these two operations were merged into a new facility in Suwanee, Georgia, to serve as our East Coast center for medium to low complexity, medium to high volume systems assembly and NPI services for PC, server, workstation, telecommunications and networking equipment customers. This facility is part of our build-to-order systems division.

       Another of our subsidiaries, Fine Pitch Technology, Inc., provides extensive prototype services for electronics OEMs, further enhancing our ability to address the needs of design teams who require almost immediate availability of highly complex prototype assemblies.

       Mexico. Our site in Guadalajara, Mexico began providing a full range of PCB assembly and systems build manufacturing services in the first quarter of fiscal 1998. This site offers our customers a low cost and high volume manufacturing center for PCB assembly, build-to-order and configure-to-order systems assembly for the Americas.

       Brazil. Our operation in Sao Paulo, Brazil, was acquired from Ericsson's Business Area Infocom Systems in October 1997. This site provides a full range of capabilities across the product life cycle including NPI management, systems build capabilities, engineering, PCB and flex assembly, custom packaging and distribution services, and factory repair support services primarily to multinational customers seeking access to the Latin American market. The manufacturing facility in Brazil was recently expanded as a result of demand growth for electronics manufacturing services in Brazil.

EUROPE

       We have manufacturing operations in Bordeaux, France; Herrenberg, Germany; Dublin, Ireland; Timisoara, Romania; and Dunfermline, Scotland. Each of these sites provides a full range of manufacturing capabilities to a multinational customer base. In addition, each site is developing an area of specific expertise to offer to all customers. The Germany site offers design support, prototype services and low volume, high-mix manufacturing services. The Romania site has recently been expanded to serve as our full service, high volume, low cost manufacturing hub for its rapidly growing European customer base. The Scotland site specializes in building PCB assemblies, subassemblies and systems for multinational customers in the European market. In September 1999, we further expanded our presence in Scotland through an asset acquisition of IBM's Netfinity servers operations in Greenock, Scotland. To support the IBM design team, we are establishing a new full-service NPI center in Port Glasgow, Scotland. In addition, we have NPI centers in France and Sweden which offer a full range of electronics product development services, including design and layout, concurrent engineering, test development and prototype engineering. SMART Modular Technologies, Inc. also has a manufacturing facility in East Kilbride, Scotland and a design center in Ayr, Scotland.

       In March 2000, we completed the acquisition of the complex systems manufacturing assets of Ericsson's telecommunications infrastructure equipment operations in Longuenesse, France, and Ostersund, Sweden. As part of the agreement, we will provide a complete range of integrated supply chain solutions to Ericsson. This includes supply-base management, early prototyping, NPI management, complex PCB assembly, configure-to-order and build-to-order complex systems assembly, and global services.

ASIA

       Our Southeast Asia manufacturing operations are located in Penang and Johor, Malaysia. The operations were established to better serve the needs of OEMs requiring price sensitive, high volume production capabilities and to provide more efficient manufacturing services to customers located in Southeast Asia. The facilities currently provide electronics assembly, materials management and other services to customers located in Malaysia, Singapore, Japan, Europe, the United States and other locations. Our facility in Suzhou, China began operations in fiscal 1997. This facility currently provides a full range of low cost, high-volume manufacturing services. In April 1999, we established a New Product Introduction center just outside of Tokyo, Japan, providing a complete range of electronics pre-manufacturing services which include design and layout, testing capabilities, prototype development, and concurrent and component engineering.

TECHNOLOGY SOLUTIONS

       Our subsidiary, Force Computers, Inc. (Force), is a leading designer and supplier of open, scalable system and board level embedded computer platforms for the communications, industrial and command and control markets. Unlike general purpose computers, embedded computers are incorporated into systems and equipment to perform a single or limited number of critical control functions and are generally integrated into larger automated systems. A processor independent company, Force delivers products based on SPARC, Pentium, PowerPC and 68K technologies and has expertise in systems design, board design, systems integration and manufacturing. Force also provides support services, such as systems configurations, application consulting and training to its customers. Force further enhances our array of services, particularly in pre-manufacturing areas.

       To expand its technology and design service capabilities, we completed our acquisition of SMART Modular Technologies, Inc. (SMART), on November 30, 1999, which was accounted for as a pooling of interests. SMART is a leading manufacturer of specialty and standard memory modules and Flash memory cards and also manufactures high performance embedded computer modules, as well as communications card solutions in PC card and other form factors. Through the acquisition, we have gained a manufacturing presence in Aguada, Puerto Rico, and additional manufacturing capacity through SMART's facilities in Fremont, California; Penang, Malaysia; and East Kilbride, Scotland. In addition, we have gained design centers in Fremont, California; Bangalore, India; Boston, Massachusetts; and Ayr, Scotland. The acquisition enables us to expand our service capabilities and infrastructure by integrating SMART and Force into the technology solutions business unit. In addition, we have benefited from the business purchase transaction of Compaq's embedded and real time product business in Fremont, California and Scotland by SMART in August 1999.

       The demand for semiconductor memory devices and other subsystems in digital electronic systems has grown dramatically over the last several years as a result of the increasing importance of both of these components in determining systems performance. The demand for greater overall systems performance, as well as the increasing number and variety of electronic devices, has required that electronics manufacturers increase the number and functionality of memory devices and the performance of other subsystems.

       The factors contributing to the increasing demand for memory devices and communications and embedded computer subsystems include the expanding unit sales of PCs in the business and consumer market segments; the increasing use of PCs to perform memory intensive graphics and multimedia functions; the volume of memory required to support faster microprocessors; the proliferation of increasingly complex operating system and applications software; the increased use of local area network and wide area network routing and switching equipment that incorporates complex memory and embedded computer subsystems; the growth in on-line communications, such as e-mail and the Internet; and, in general, the increasing performance requirements of workstations, servers and networking and telecommunications equipment.

       Memory integrated circuits and subsystems encompass several types of devices designed to perform specific functions within computer and other electronic systems. The three most significant categories of memory ICs are DRAM, SRAM and non-volatile memory, including Flash. DRAM provides large capacity "main" memory; SRAM provides specialized high speed memory; and Flash and other non-volatile memory provide low power memory that retains data after a system is turned off. Within each of these broad categories of memory products, semiconductor manufacturers are offering an increasing variety of memory devices that are designed for different application and performance requirements. For example, the variety of DRAM memory integrated circuits has increased in recent years with the introduction and adoption of technologies such as Rambus DRAM, DDR, SDRAM, SGRAM, VRAM, FPM and EDO. This increase in the variety of memory integrated circuits has placed greater demands on OEMs to maintain a current knowledge base and expertise. In addition, other specialized subsystems, such as modems, networking devices and embedded computer solutions, enable critical data transfer and data processing functions.

GLOBAL SERVICES

       Our services do not stop at the end of the assembly line. We offer a range of integrated solutions from the time the product is designed until it is removed from the market. These services include product repair, upgrades, remanufacturing and maintenance through factory and fast hub service centers located around the world; help-desk support through customer call centers for end users; logistics and parts management; returns processing; warehousing; engineering change management; and end-of-life manufacturing. These services are expected to give our customers improved speed from the service pipeline by Solectron taking direct receipt responsibility for returns from the end user and making sure that various buffer stock and inventory mechanisms are established. These services also minimize shipping costs and time by handling repairs at our various international locations. In addition, our data collection system can provide invaluable information to analyze product design reliability. As a result, the OEMs can focus their efforts on developing next generation products. Our recently acquired subsidiary, Sequel Inc., specializes in notebook computer and liquid crystal display repair services and support. This subsidiary has a hub facility in Memphis, Tennessee, which offers integrated call management, remote failure diagnostics, air express dispatch, systems repair, component level repair, configuration and upgrades, returns processing and administration, refurbishment and redistribution services. In November 1999, we acquired the repair operations of IBM's NULOGIX Technical Services, Inc. in Vaughan, Canada. NULOGIX provides a complete range of technology repair, remanufacturing and refurbishment services for a large extent of electronics products. As a result of this transaction, we will now be able to provide the Canadian market a full range of value added support service solutions. These services include: product repair, upgrades, remanufacturing and maintenance through factory and fast hub service centers located around the world;

help desk support through customer call-in centers for end-users; logistics and parts management; returns processing; warehousing; engineering change management and end-of-life manufacturing.

       On May 1, 2000, we acquired AMERICOM Wireless Services (AMERICOM), a privately held corporation which specializes in wireless handset repair and refurbishment and outsourced technical customer support services, in its entirety. As part of the transaction, we will gain specialized repair and testing equipment and assume responsibility for AMERICOM's business operations in Los Angeles, California; Louisville, Kentucky; Baltimore, Maryland; and Dallas, Texas; as well as AMERICOM's field technicians and support operations throughout the United States.

NEW PRODUCT INTRODUCTION CENTERS

       As a global supply chain facilitator, we have NPI centers geographically, in countries including the United States, France, Sweden, Germany, Malaysia and Japan. These NPI centers offer a range of electronics product development services, including design and layout, concurrent engineering, test development and prototype engineering. We believe our NPI services will shorten customers' product development cycles by offering full design and development services to complement our customers' in-house capabilities. We partner with our customers as early as possible in the new product development process to optimize their products' design for volume manufacturing. To enhance our product development capacities, we are establishing a new, full service NPI center in Port Glasgow, Scotland.

ALLIANCE

       In October 1999, we signed a definitive agreement with Acer, Inc. (Acer), a core unit of the Acer Group, the world's third largest PC manufacturer, to form a strategic alliance to provide global design, manufacturing and service solutions for OEM-branded personal computers, servers and workstations. As a result of this alliance, it is expected that customers will be able to access the extensive technology, motherboard and system level design services, and global supply base, manufacturing, distribution, logistics and Global Services operations of both companies to further streamline their global supply chain. Solectron and Acer plan to leverage their combined resources, including facilities, systems and personnel to provide the industry's first fully integrated, global and optimized, end-to-end design, manufacturing and services solution. Both companies will manage this alliance under a joint management matrix.

MANUFACTURING

       To achieve excellence in manufacturing, we combine advanced manufacturing technology, such as computer aided manufacturing and testing, with manufacturing techniques including just-in-time manufacturing, total quality management, statistical process control and continuous flow manufacturing. Just-in-time manufacturing is a production technique which minimizes work-in-process inventory and manufacturing cycle time while enabling us to deliver products to customers in the quantities and time frame required. Total quality management is a management philosophy which seeks to impart high levels of quality in all of our operations and is accomplished by the setting of quality objectives for every operation, tracking performance against those objectives, identifying work flow and policy changes required to achieve higher quality levels and a commitment by executive management to support changes required to deliver higher quality. Statistical process control is a set of analytical and problem solving techniques based on statistics and process capability measurements through which we can track process inputs and resulting quality and determine whether a process is operating within specified limits. The goal is to reduce variability in the process, as well as eliminate deviations that contribute to quality below the acceptable range of each process performance standard.

       In order to successfully implement these management techniques, we have developed the ability to collect and utilize large amounts of data in a timely manner. We believe this ability is critical to a successful assembly operation and represents a significant competitive factor, especially in large turnkey projects. To manage the data, we use sophisticated computer systems for material resource planning, shop floor control, work-in-process tracking, statistical process control and activity based product costing.

ELECTRONICS ASSEMBLY AND OTHER SERVICES

       Our electronics assembly activities consist primarily of the placement and attachment of electronic and mechanical components on printed circuit boards and flexible cables. We also assemble higher level sub systems and systems incorporating printed circuit boards and complex electromechanical components, in some cases manufacturing and packaging products for shipment directly to our customers' distributors. In addition, we provide other manufacturing services including refurbishment and remanufacturing. We manufacture on a turnkey basis, directly procuring some or all of the components necessary for production and on a consignment basis, where the OEM customer supplies all or some components for assembly.

       In conjunction with our assembly activities, we also provide computer aided testing of printed circuit boards, sub systems and systems, which contributes significantly to our ability to deliver high quality products on a consistent basis. We have developed specific strategies and routines to test board and system level assemblies. In-circuit tests verify that all components have been properly inserted and that the electrical circuits are complete. Functional tests determine if the board or systems assembly is performing to customer specifications. We either design and procure test fixtures and develop our own test software or utilize our customers' existing test fixtures and test software. In addition, we provide environmental stress tests of the board or systems assembly.

       We provide turnkey manufacturing management to meet our customers' requirements, including procurement and materials management and consultation on board design and manufacturability. Individual customers may select various services from among our full range of turnkey capabilities.

       Procurement and materials management consists of the planning, purchasing, expediting, warehousing, preparing and financing of the components and materials required to assemble a printed circuit board or electronic system. OEMs have increasingly used electronic manufacturing specialists like us to purchase all or some components directly from component manufacturers or distributors and to finance and warehouse the components.

       We also assists our customers in evaluating board designs for manufacturability. We evaluate the board design for ease and quality of manufacture and, when appropriate, recommend design changes to reduce manufacturing costs or lead times or to increase the quality of finished assemblies. Board design services consist of the engineering and design associated with the arrangement and interconnection of specified components on printed circuit boards to achieve an OEM's desired level of functionality. We also offer Application Specific Integrated Circuit (ASIC) design services and our subsidiary, Force Computers, offers product design services for the embedded computer market. Our subsidiary, SMART Modular Technologies, Inc. offers advanced building block design solutions, such as memory modules and communications input/output devices.

       We believe that the efficiency of our manufacturing operations has benefited from our extensive experience and our library of proven designs which stress high manufacturability and quality. Through our extensive library of memory module designs and our experience in designing and manufacturing memory modules, we are able to work closely with our customers and suppliers to design competitive solutions to system memory problems and shorten the time it takes our customers to get their products to market.

       Our manufacturing processes rely on a high level of automation and involve the use of a substantial base of fine pitch surface mount equipment which is customized for the production of the multiple products. As a result of our design efficiencies, high level of automation and general manufacturing expertise we have achieved relatively high manufacturing yields. In addition, due to the high level of automation in our manufacturing approach, we have maintained a relatively low percentage of direct labor costs. We believe that we have achieved a rapid manufacturing cycle and is able to offer our customers quick turnaround of both small and large projects.

SALES AND MARKETING

       Sales and marketing at Solectron is an integrated process involving direct salespersons and project managers, as well as our senior executives. Our sales resources are directed at multiple management and staff levels within targeted accounts. We also use independent sales representatives in certain geographic areas as well as channel partners for our embedded products. We receive unsolicited inquiries resulting from advertising and public relations activities, as well as referrals from current customers. These opportunities are evaluated against our customer selection criteria and are assigned to direct salespersons or independent sales representatives, as appropriate. Historically, we have had substantial recurring sales from existing customers. Solectron's top ten customers accounted for 75% of net sales in fiscal 1999, 68% of net sales in fiscal 1998, and 63% of net sales in fiscal 1997. Several customers each accounted for more than 10% of net sales during these years. Compaq accounted for 12% of net sales in fiscal 1999. Cisco accounted for 11% of net sales in fiscal 1999 and 10% of net sales in fiscal 1998. HP represented 10% of net sales in fiscal 1999 and 11% of net sales in both fiscal 1998 and fiscal 1997. No other individual customer accounted for more than 10% of Solectron's net sales in any of these years.

BACKLOG

       Backlog consists of contracts or purchase orders with delivery dates scheduled within the next twelve months. At August 31, 1999, our backlog was approximately $1.9 billion. The backlog was approximately $1.4 billion at August 31, 1998. Because customers may cancel or reschedule deliveries, backlog is not a meaningful indicator of future financial results.

COMPETITION

       The electronic manufacturing services industry is comprised of a large number of companies, several of which have achieved substantial market share. We also face competition from current and prospective customers that evaluate Solectron's capabilities against the merits of manufacturing products internally. We compete with different companies depending on the type of service or geographic area. Certain of our competitors may have greater manufacturing, financial, research and development and marketing resources than us. We believe that the primary basis of competition in our targeted markets is manufacturing technology, quality, responsiveness, the provision of value-added services and price. To remain competitive, we must continue to provide technologically advanced manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis and compete favorably on the basis of price.

       The memory module, communications card and embedded computer subsystem industries are intensely competitive. Each of these markets includes a large number of competitive companies, several of which have achieved a substantial market share. Certain of our competitors in each of these markets have greater name recognition, lower cost structures and larger customer bases than us. In the memory module market, we compete against semiconductor manufacturers that maintain captive memory module production capabilities. We face competition from current and prospective customers that evaluate our capabilities against the merits of manufacturing products internally.

ASSOCIATES

       Currently, we employ approximately 46,000 associates worldwide, nearly half of which are outside the United States.

PATENTS AND TRADEMARKS

       We have a number of U.S. patents related to the process and equipment used in our surface mount technology. Our subsidiary, Force Computers, holds a number of patents related to Versa Module Eurocard technology. In addition, as part of our recent acquisitions of the IBM ECAT manufacturing assets, we have access to a number of IBM patents and license rights. We also have registered trademarks in the United States and many countries throughout the world. These patents and trademarks are considered valuable to us.

       Although we do not believe that our trademarks, manufacturing process, Force's technology or the IBM patents and license rights to which we have access infringe on the intellectual property rights of third parties, we cannot assure that third parties will not assert infringement claims against us in the future. If such an assertion were to be made, it may become necessary or useful for us to enter into licensing arrangements or to resolve such an issue through litigation. However, we cannot assure that such license rights would be available to us on commercially acceptable terms or that any such litigation could be resolved favorably. Additionally, such litigation could be lengthy and costly and could materially harm our financial condition regardless of the outcome of such litigation.

       On June 23, 1999, we were served, along with 87 other companies including SMART Modular Technologies, Inc., as a defendant in a lawsuit brought by the Lemelson Medical, Education & Research Foundation. The lawsuit alleges that we have infringed certain of the plaintiff's patents relating to machine vision and bar code technology. We believe we have meritorious defenses to these allegations and do not expect that this litigation will result in a material impact on our financial position or results of operations.

                              DESCRIPTION OF LYONS

       We will issue the LYONs under a senior indenture to be dated as of May 8, 2000, as supplemented by the supplemental indenture to be dated as of May 8, 2000. When we refer to the indenture in this prospectus supplement, we are referring to the senior indenture as supplemented by the supplemental indenture. The following summarizes some, but not all, of the material provisions of the LYONs and the supplemental indenture. The LYONs are a series of debt securities described in the accompanying prospectus, and are original issue discount securities within the meaning of the senior indenture. The following description supplements, and to the extent it is inconsistent, supercedes, the statements under "Description of Debt Securities" in the accompanying prospectus. We refer you to the accompanying prospectus for a description of the debt securities and the senior indenture. The following summary does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the supplemental indenture and the senior indenture. As used in this description, the words "we," "us," "our" or "Solectron" do not include any current or future subsidiary of Solectron Corporation.

GENERAL

       The LYONs will be limited to $3,500,000,000 aggregate principal amount at maturity ($4,025,000,000 aggregate principal amount at maturity if Merrill Lynch exercises the over-allotment option in full). The LYONs will mature on May 8, 2020. The principal amount at maturity of each LYON is $1,000. The LYONs will be payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

       The LYONs are being offered at a substantial discount from their principal amount at maturity. See "Federal Income Tax Considerations -- Original Issue Discount." We will not make periodic payments of interest on the LYONs. Each LYON will be issued at an issue price of $579.12 per LYON. However, the LYONs will accrue original issue discount while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a LYON. The calculation of the accrual of original issue discount will be on a semi-annual bond equivalent basis using a 360-day year composed of twelve 30-day months. The issue date for the LYONs and the commencement date for the accrual of original issue discount will be May 8, 2000.

       Maturity, conversion, purchase by us at the option of a holder or redemption of a LYON will cause original issue discount and interest, if any, to cease to accrue on such LYON under the indenture. We may not reissue a LYON that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such LYON.

       LYONs may be presented for conversion at the office of the conversion agent, and for exchange or registration of transfer at the office of the registrar, each such agent initially being the trustee.

BOOK-ENTRY SYSTEM

       The LYONs will initially be issued in the form of a global security held in book-entry form. DTC or its nominee will be the sole registered holder of the LYONs for all purposes under the indenture. Owners of beneficial interests in the LYONs represented by the global security will hold such interests pursuant to the procedures and practices of DTC. As a result, owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights under the global security or the indenture provided to the holders of the LYONs. Solectron and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global security.

RANKING OF LYONS

       The LYONs will be unsecured and unsubordinated obligations. The LYONs will rank on a parity in right of payment with all of our existing and future unsecured and unsubordinated indebtedness, including our outstanding Zero Coupon Liquid Yield Option(TM) Notes due 2019.

COVENANTS

       The covenants set forth under "Senior Debt Securities -- Covenants in the Senior Indenture" in the accompanying prospectus shall not apply to the LYONs.

CONVERSION RIGHTS

       A holder may convert a LYON, in multiples of $1,000, into common stock at any time before the close of business on May 8, 2020. However, a holder may convert a LYON only until the close of business on the redemption date if we call a LYON for redemption. A LYON for which a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase the LYON may be converted only if such notice is withdrawn in accordance with the indenture.

       The conversion rate is 12.3309 shares of common stock per LYON, subject to adjustment upon the occurrence of certain events described below. We will pay cash equal to the then current market value of a fractional share.

       On conversion of a LYON, a holder will not receive any cash payment representing accrued original issue discount. Our delivery to the holder of the fixed number of shares of common stock into which the LYON is convertible, together with any cash payment for fractional shares, will be deemed:

       - to satisfy our obligation to pay the principal amount at maturity of the LYON; and

       - to satisfy our obligation to pay accrued original issue discount attributable to the period from the issue date through the conversion date.

As a result, accrued original issue discount is deemed to be paid in full rather than cancelled, extinguished or forfeited.

       The conversion rate will not be adjusted for such accrued original issue discount. A certificate for the number of full shares of common stock into which any LYON is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving common stock upon conversion, see "Federal Income Tax
Considerations -- Disposition or Conversion."

       The conversion rate will be adjusted for:

       - dividends or distributions on common stock payable in common stock or other capital stock;

       - subdivisions, combinations or certain reclassifications of common stock;

       - distributions to all holders of common stock of certain rights to purchase common stock for a period expiring within 60 days at less than the quoted price at the time; and

       - distributions to such holders of our assets or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings other than any Extraordinary Cash Dividend (as defined in the indenture)).

       However, no adjustment need be made if holders may participate in the transaction or in certain other cases. In cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities distributed to shareholders:

       - equals or exceeds the average quoted price of the common stock, or

(TM) Trademark of Merrill Lynch & Co., Inc.

       - such average quoted price exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $1.00,

rather than being entitled to an adjustment in the conversion rate, the holder of a LYON upon conversion will be entitled to receive, in addition to the shares of common stock, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such holder would have received if such holder had converted such LYON immediately prior to the record date for determining the shareholders entitled to receive the distribution.

       If the shareholders rights plan under which any rights are issued provides that each share of common stock issued upon conversion of LYONs at any time prior to the distribution of separate certificates representing such rights will be entitled to receive such rights, there shall not be any adjustment to the conversion privilege or conversion rate as a result of:

       - the issuance of the rights;

       - the distribution of separate certificates representing the rights;

       - the exercise or redemption of such rights in accordance with any Rights Agreement; or

       - the termination or invalidation of the rights.

       The indenture permits us to increase the conversion rate from time to time.

       If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a LYON into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of Solectron or another person which the holder would have received if the holder had converted the holder's LYONs immediately prior to the transaction.

       Holders of the LYONs may, in certain circumstances, be deemed to have received a distribution subject to Federal income tax as a dividend in the amount of:

       - a taxable distribution to holders of common stock which results in an adjustment of the conversion rate; or

       - an increase in conversion rate at our discretion.

       See "Federal Income Tax Considerations -- Constructive Dividend."

       If we exercise our option to have interest instead of original issue discount accrue on a LYON following a Tax Event, the holder will be entitled on conversion to receive the same number of shares of common stock the holder would have received if we had not exercised such option.

       If we exercise this option, LYONs surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business of the next interest payment date, except for LYONs to be redeemed on a date within this period, must be accompanied by payment of an amount equal to the interest that the registered holder is to receive on the LYON.

       Except where LYONs surrendered for conversion must be accompanied by payment as described above, we will not pay interest on converted LYONs on any interest payment date subsequent to the date of conversion. See "-- Optional Conversion to Semiannual Coupon Note upon Tax Event."

REDEMPTION OF LYONS AT THE OPTION OF SOLECTRON

       No sinking fund is provided for the LYONs. Prior to May 8, 2003, the LYONs will not be redeemable at our option. Beginning on May 8, 2003, we may redeem the LYONs for cash as a whole at any time, or from time to time in part. We will give not less than 15 days' nor more than 60 days' notice of redemption by mail to holders of LYONs.

       The table below shows redemption prices of a LYON on May 8, 2003, at each May 8 thereafter prior to maturity and at maturity on May 8, 2020. These prices reflect the accrued original issue discount calculated to each such date. The redemption price of a LYON redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table.

                                                                            (2)
                                                               (1)        ACCRUED          (3)
                                                              LYON        ORIGINAL      REDEMPTION
                                                              ISSUE    ISSUE DISCOUNT     PRICE
                      REDEMPTION DATE                         PRICE       AT 2.75%       (1)+(2)
                      ---------------                        -------   --------------   ----------
May 8, 2003................................................  $579.12       $49.45         $628.57
May 8, 2004................................................   579.12        66.85          645.97
May 8, 2005................................................   579.12        84.74          663.86
May 8, 2006................................................   579.12       103.12          682.24
May 8, 2007................................................   579.12       122.01          701.13
May 8, 2008................................................   579.12       141.43          720.55
May 8, 2009................................................   579.12       161.38          740.50
May 8, 2010................................................   579.12       181.88          761.00
May 8, 2011................................................   579.12       202.95          782.07
May 8, 2012................................................   579.12       224.60          803.72
May 8, 2013................................................   579.12       246.86          825.98
May 8, 2014................................................   579.12       269.73          848.85
May 8, 2015................................................   579.12       293.23          872.35
May 8, 2016................................................   579.12       317.39          896.51
May 8, 2017................................................   579.12       342.21          921.33
May 8, 2018................................................   579.12       367.72          946.84
May 8, 2019................................................   579.12       393.94          973.06
At stated maturity.........................................   579.12       420.88        1,000.00

       If converted to semiannual coupon LYONs following the occurrence of a Tax Event, the LYONs will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of the conversion through the redemption date. However, in no event may the LYONs be redeemed prior to May 8, 2003. See "-- Optional Conversion to Semiannual Coupon Note Upon Tax Event."

       If less than all of the outstanding LYONs are to be redeemed, the trustee shall select the LYONs to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000. In this case, the trustee may select the LYONs by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion shall be deemed to be the portion selected for redemption.

PURCHASE OF LYONS AT THE OPTION OF THE HOLDER

       On the purchase dates of May 8, 2003 and May 8, 2010, we will, at the option of the holder, be required to purchase any outstanding LYON for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. Holders may submit their LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on such purchase date.

       The purchase price of a LYON will be:

       - $628.57 per LYON on May 8, 2003; and

       - $761.00 per LYON on May 8, 2010.

       These purchase prices equal the issue price plus accrued original issue discount to the purchase dates.

       We may, at our option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, common stock or any combination thereof, see "Federal Income Tax Considerations -- Disposition or Conversion."

       If prior to a purchase date the LYONs have been converted to semiannual coupon LYONs following the occurrence of a Tax Event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the purchase date. See "-- Optional Conversion to Semiannual Coupon Note Upon Tax Event."

       We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

       - whether we will pay the purchase price of LYONs in cash or common stock or any combination thereof, specifying the percentages of each;

       - if we elect to pay in common stock the method of calculating the Market Price of the common stock; and

       - the procedures that holders must follow to require us to purchase their LYONs.

       The purchase notice given by each holder electing to require us to purchase LYONs shall state:

       - the certificate numbers of the holder's LYONs to be delivered for purchase;

       - the portion of the principal amount at maturity of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

       - that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

       - in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

           (1) to withdraw the purchase notice as to some or all of the LYONs to which it relates, or

           (2) to receive cash in respect of the entire purchase price for all LYONs or portions of LYONs subject to such purchase notice.

       If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all LYONs subject to the purchase notice in these circumstances. For a discussion of the tax treatment of a holder receiving cash instead of common stock, see "Federal Income Tax Considerations -- Disposition or Conversion."

       Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date.

       The notice of withdrawal shall state:

       - the principal amount at maturity being withdrawn;

       - the certificate numbers of the LYONs being withdrawn; and

       - the principal amount at maturity, if any, of the LYONs that remains subject to the purchase notice.

       If we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us shall be equal to the portion of the purchase price to be paid in common stock divided by the Market Price of a share of common stock.

       We will pay cash based on the Market Price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "Federal Income Tax
Considerations -- Disposition or Conversion."

       The "Market Price" means the average of the sale prices of the common stock for the five trading day period ending on (if the third business day prior to the applicable Purchase Date is a trading day, or if not, then on the last trading day prior to) the third business day prior to the applicable purchase date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common stock.

       The "Sale Price" of the common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq System.

       Because the Market Price of the common stock is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date such Market Price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the Market Price is published in a daily newspaper of national circulation.

       Upon determination of the actual number of shares of common stock in accordance with the foregoing provisions, we will publish such information on our Web site on the World Wide Web.

       Our right to purchase LYONs, in whole or in part, with common stock is subject to our satisfying various conditions, including:

       - the registration of the common stock under the Securities Act and the Exchange Act, if required; and

       - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

       If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the LYONs of the holder entirely in cash. See "Federal Income Tax Considerations -- Disposition or Conversion." We may not change the form or components or percentages of components of consideration to be paid for the LYONs once we have given required the notice that we are required to give to holders of LYONs, except as described in the first sentence of this paragraph.

       In connection with any purchase offer, we will:

       - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

       - file Schedule TO or any other required schedule under the Exchange Act.

       Payment of the purchase price for a LYON for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the LYON will be made promptly following the later of the purchase date or the time of delivery of the LYON.

       If the paying agent holds money or securities sufficient to pay the purchase price of the LYON on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the LYON.

       Our ability to purchase LYONs with cash may be limited by the terms of our then existing borrowing agreements.

       No LYONs may be purchased for cash at the option of holders if there has occurred and is continuing an Event of Default with respect to the LYONs, other than a default in the payment of the purchase price with respect to such LYONs.

CHANGE IN CONTROL PERMITS PURCHASE OF LYONS AT THE OPTION OF THE HOLDER

       In the event of any Change in Control occurring on or prior to May 8, 2003, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase all or any portion of the holder's LYONs. However, principal amount at maturity submitted for purchase by a holder must be $1,000 or an integral multiple of $1,000.

       We will be required to purchase the LYONs as of the date that is 35 business days after the occurrence of such Change in Control (a "change in control purchase date") at a cash price equal to the issue price plus accrued original issue discount to the change in control purchase date.

       If prior to a change in control purchase date the LYONs have been converted to semiannual coupon LYONs following the occurrence of a Tax Event, we will be required to purchase the LYONs at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the change in control purchase date.

       Within 15 business days after the occurrence of a Change in Control, we are obligated to mail to the trustee and to all holders of LYONs at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the Change in Control, which notice shall state, among other things:

       - the events causing a Change in Control;

       - the date of such Change in Control;

       - the last date on which the purchase right may be exercised;

       - the change in control purchase price;

       - the change in control purchase date;

       - the name and address of the paying agent and the conversion agent;

       - the conversion rate and any adjustments to the conversion rate;

       - that LYONs with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

       - the procedures that holders must follow to exercise these rights.

       To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the change in control purchase date. The required purchase notice upon a Change in Control shall state:

       - the certificate numbers of the LYONs to be delivered by the holder;

       - the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

       - that we are to purchase such LYONs pursuant to the applicable provisions of the LYONs.

       Any change in control purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the change in control purchase date.

       The notice of withdrawal shall state:

       - the principal amount at maturity being withdrawn;

       - the certificate numbers of the LYONs being withdrawn; and

       - the principal amount at maturity, if any, of the LYONs that remain subject to a change in control purchase notice.

       Payment of the change in control purchase price for a LYON for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of the change in control purchase price for such LYON will be made promptly following the later of the change in control purchase date or the time of delivery of such LYON.

       If the paying agent holds money sufficient to pay the change in control purchase price of the LYON on the business day following the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, original issue discount the such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, and all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the LYON.

       Under the indenture, a "Change in Control" of Solectron is deemed to have occurred at such time as:

       - any person, including its affiliates and associates, other than Solectron, its subsidiaries or their employee benefit plans, files a
         Schedule 13D or 14D-1 (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the voting power of our common stock or other capital stock into which the common stock is reclassified or changed, with certain exceptions; or

       - there shall be consummated any consolidation or merger of Solectron pursuant to which the common stock would be converted into cash, securities or other property, in each case other than a consolidation or merger of Solectron in which the holders of the common stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the consolidation or merger.

       The indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of holders in the event of a Change in Control.

       In connection with any purchase offer in the event of a Change in Control, we will:

       - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

       - file Schedule TO or any other required schedule under the Exchange Act.

       The Change in Control purchase feature of the LYONs may in certain circumstances make more difficult or discourage a takeover of Solectron. The Change in Control purchase feature, however, is not the result of our knowledge of any specific effort:

       - to accumulate shares of common stock;

       - to obtain control of Solectron by means of a merger, tender offer, solicitation or otherwise; or

       - part of a plan by management to adopt a series of anti-takeover provisions.

       Instead, the Change in Control purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch. The terms of the Change in Control purchase feature resulted from negotiations between Merrill Lynch and us.

       We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a Change in Control with respect to the Change in Control purchase feature of the LYONs but that would increase the amount of our outstanding indebtedness.

       No LYONs may be purchased at the option of holders upon a Change in Control if there has occurred and is continuing an Event of Default with respect to the LYONs, other than a default in the payment of the change in control purchase price with respect to the LYONs.

EVENTS OF DEFAULT

       The following will be events of default for the LYONs:

       (1) default in payment of the principal amount at maturity (or if the LYONs have been converted to semiannual coupon notes following a Tax Event, the restated principal amount), issue price, accrued original issue discount (or if the LYONs have been converted to semiannual coupon notes following a Tax Event, accrued and unpaid interest), redemption price, purchase price or change in control purchase price with respect to any LYON when such becomes due and payable;

       (2) failure by Solectron to comply with any of its other agreements in the LYONs or the indenture upon receipt by Solectron of notice of such default by the Trustee or by holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding and Solectron's failure to cure (or obtain a waiver of) such default within 60 days after receipt by Solectron of such notice;

       (3) (A) the failure of Solectron to make any payment by the end of any applicable grace period after maturity of indebtedness, which term as used in the indenture means obligations (other than nonrecourse obligations) of Solectron for borrowed money or evidenced by bonds, debentures, notes or similar instruments ("Indebtedness") in an amount in excess of $100,000,000 and continuance of such failure, and (B) the acceleration of Indebtedness in an amount in excess of $100,000,000 because of a default with respect to such Indebtedness without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled in case of (A) or
(B) above, for a period of 30 days after written notice to Solectron by the trustee or to Solectron and the trustee by the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding. However, if any such failure or acceleration referred to in (A) or (B) above shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred; or

       (4) certain events of bankruptcy or insolvency affecting Solectron.

       If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the issue price of the LYONs plus the original issue discount on the LYONs accrued through the date of such declaration to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the issue price of the LYONs plus the original issue discount accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable.

       The events of default set forth under "Description of Debt
Securities -- Events of Default" in the accompanying prospectus are not applicable to the LYONs.

OPTIONAL CONVERSION TO SEMIANNUAL COUPON NOTE UPON TAX EVENT

       From and after the date of the occurrence of a Tax Event, we shall have the option to elect to have interest in lieu of future original issue discount accrue at 2.75% per year on a principal amount per LYON (the "restated principal amount") equal to the issue price plus original issue discount accrued to the date of the Tax Event or the date on which we exercise the option described herein, whichever is later (the "option exercise date").

       Such interest shall accrue from the option exercise date and shall be payable semiannually on the interest payment dates of May 8 and November 8 of each year to holders of record at the close of business on April 23 or October 24 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the option exercise date.

       A "Tax Event" means that Solectron shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this prospectus, as a result of:

       (1) any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or

       (2) any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this prospectus there is more than an insubstantial risk that interest (including original issue discount) payable on the LYONs either:

       - would not be deductible on a current accrual basis or

       - would not be deductible under any other method, in either case in whole or in part, by Solectron (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

       The Clinton Administration has previously proposed to change the tax law to defer the deduction of original issue discount on convertible debt instruments until the issuer pays the interest. Congress has not yet enacted these proposed changes in the law.

       If a similar proposal were ever enacted and made applicable to the LYONs in a manner that would limit our ability to either

       - deduct the interest, including original issue discount, payable on the LYONs on a current accrual basis, or

       - deduct the interest, including original issue discount, payable on the LYONs under any other method for United States federal income tax purposes,

such enactment would result in a Tax Event and the terms of the LYONs would be subject to modification at our option as described above.

       The modification of the terms of LYONs by us upon a Tax Event as described above could possibly alter the timing of income recognition by holders of the LYONs with respect to the semiannual payments of interest due on the LYONs after the option exercise date. See "Federal Income Tax Considerations."

BACKUP WITHHOLDING AND INFORMATION REPORTING

       Information reporting will apply to payments of interest or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the LYONs or shares of common stock with respect to certain noncorporate holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules will be allowable as a credit against the holder's federal income tax, provided that the required information is provided to the Internal Revenue Service.

DEFEASANCE AND COVENANT DEFEASANCE

       The provisions described under "Description of the Debt
Securities -- Satisfaction and Discharge; Defeasance" in the accompanying prospectus shall apply to the LYONs.

MODIFICATION

       In addition to those modifications that require the consent of each holder set forth under "Description of the Debt Securities -- Modification and Waiver" in the accompanying prospectus, the following modifications would require the consent of the holders of each outstanding LYON:

     - alter the manner or rate of accrual of original issue discount or interest on any LYON;

     - make any LYON payable in money or securities other than that stated in the LYON;

     - make any change that adversely affects the right to require us to purchase a LYON, and

     - impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs.

GOVERNING LAW

       The indenture, the supplemental indenture and the LYONs will be governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

                       FEDERAL INCOME TAX CONSIDERATIONS

       This is a summary of certain United States federal income tax considerations relevant to holders of LYONs. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the Internal Revenue Service will not challenge one or more of the conclusions described herein, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service with respect to the United States federal income tax consequences of acquiring or holding LYONs.

       This summary does not purport to deal with all aspects of United States federal income taxation that may be relevant to a holder (for example, persons subject to the alternative minimum tax provisions of the Code). Also, it is not intended to be wholly applicable to all categories of investors, such as foreign corporations and individuals who are not citizens or residents of the United States, some of which may be subject to special rules.

       This summary also does not discuss the tax consequences arising under the laws of any state, local or foreign jurisdiction. In addition, this summary is limited to original purchasers of LYONs who acquire LYONs at their original issue price within the meaning of Section 1273 of the Code and who will hold the LYONs and common stock into which the LYONs may be converted as "capital assets" within the meaning of Section 1221 of the Code.

       PERSONS CONSIDERING THE PURCHASE, OWNERSHIP, CONVERSION OR OTHER DISPOSITION OF LYONS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL INCOME TAX CONSEQUENCES AND THE CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

       We have been advised by our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, that in such counsel's opinion the LYONs will be treated as indebtedness for United States federal income tax purposes.

       Counsel has further advised us that it is counsel's opinion that, while the following does not purport to discuss all tax matters relating to the LYONs, based upon the LYONs being treated as indebtedness, the following are the material federal income tax consequences of the LYONs, subject to the qualifications set forth above.

ORIGINAL ISSUE DISCOUNT

       The LYONs are being issued at a substantial discount from their principal amount at maturity. For United States federal income tax purposes, the difference between the issue price (the initial price at which a substantial number of the LYONs are sold for money) and the stated principal amount at maturity of each LYON constitutes original issue discount. Holders of the LYONs will be required to include original issue discount in income periodically over the term of the LYONs before receipt of the cash or other payment attributable to such income.

       A holder of a LYON must include in gross income for federal income tax purposes, such holder's "accrued original issue discount," which is the sum of the daily portions of original issue discount with respect to the LYON for each day during the taxable year or portion of a taxable year on which such holder holds the LYON. The daily portion is determined by allocating to each day of an accrual period a pro rata portion of an amount equal to the adjusted issue price of the LYON at the beginning of the accrual period multiplied by the yield to maturity of the LYON. The accrual period of a LYON may be of any length and may vary in length over the term of the LYON, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs at the end of an accrual period or on the first day of an accrual period. The adjusted issue price of the LYON at the start of any accrual period is the issue price of the LYON increased by the accrued original issue discount for each prior accrual period. Under these rules, holders will have to include in gross income increasingly greater amounts of original issue discount in each successive accrual period. Any amount included in income as original issue discount will increase a holder's tax basis in the LYON.

       We will be required to furnish annually to the Internal Revenue Service and to certain noncorporate holders information regarding the amount of the original issue discount attributable to that year. For this purpose, we will use a six-month accrual period which ends on the day in each calendar year corresponding to the maturity day of the LYON or the date six months before such maturity date.

DISPOSITION OR CONVERSION

       Except as described below, gain or loss upon a sale or other disposition of a LYON or common stock received upon a conversion or a tender of a LYON will generally be capital gain or loss (which will be long term if the LYON or common stock is held for more than one year). Net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. In the case of individuals, long-term capital gains with respect to property held for more than one year are taxed at a maximum 20% federal tax rate. Net capital gain of corporations is taxed the same as ordinary income, with a maximum federal rate of 35%.

       A holder's conversion of a LYON into common stock is generally not a taxable event (except with respect to cash received in lieu of a fractional share). The holder's obligation to include in gross income the daily portions of original issue discount with respect to a LYON will terminate prospectively on the date of conversion. The holder's basis in the common stock received on conversion of a LYON will be the same as the holder's basis in the LYON at the time of conversion (exclusive of any tax basis allocable to a fractional share). The holding period for the common stock received on conversion will include the holding period of the converted LYON (assuming each is held as a capital asset) except that the holder's holding period for common stock attributable to accrued original issue discount may commence on the day following the date of conversion.

       If a holder elects to exercise its option to tender a LYON to us on a purchase date and we issue common stock in satisfaction of all or part of the purchase price, assuming that the LYONs qualify as securities for federal income tax purposes, the exchange of the LYON for common stock should qualify as a reorganization. If the purchase price is paid solely in common stock, neither gain nor loss would generally be recognized by the holder, except as described below with respect to a fractional share. If the purchase price is paid in a combination of shares of common stock and cash (other than cash received in lieu of a fractional share), gain (but not loss) realized by the holder would be recognized, but only to the extent such gain does not exceed such cash. Such gain would generally be a capital gain (and would be a long-term capital gain if the tendered LYON were held for more than one year).

       A holder's tax basis in the common stock received in the exchange will be the same as the holder's tax basis in the LYON tendered to us in exchange for the LYON (exclusive of any tax basis allocable to a fractional share interest as described below). However, this tax basis will be decreased by the amount of cash (other than cash received in lieu of a fractional share), if any, received in exchange and increased by the amount of any gain recognized by the holder on the exchange (other than gain with respect to a fractional share). The holding period for common stock received in the exchange will include the holding period for the LYON tendered to us in exchange for the LYON (assuming each is held as a capital asset). However, the holding period for common stock attributable to accrued original issue discount may commence on the day following the purchase date.

       Cash received in lieu of a fractional share of common stock upon conversion of a LYON or upon a tender of a LYON to us on a purchase date should be treated as a payment in exchange for the fractional share. Accordingly, if the common stock is a capital asset in the hands of the holder, the receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and the holder's basis in the fractional share.

       If a holder elects to exercise its option to tender a LYON to us on a purchase date or a change in control purchase date and we deliver cash in satisfaction of the purchase price, the holder would recognize gain or loss, measured by the difference between the amount of cash transferred by us to the holder and the holder's basis in the tendered LYON. Gain or loss recognized by the holder would generally be capital gain or loss (and would be long-term capital gain or loss if the tendered LYON were held for more than one year).

CONSTRUCTIVE DIVIDEND

       If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the LYONs.

       For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of an Extraordinary Cash Dividend will generally result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not. See "Description of LYONS -- Conversion Rights."

BACKUP WITHHOLDING AND INFORMATION REPORTING

       Information reporting will apply to payments of interest or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the LYONs or shares of common stock with respect to certain noncorporate holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules will be allowable as a credit against the holder's federal income tax, provided that the required information is provided to the Internal Revenue Service.

TAX EVENT

       The modification of the terms of the LYONs by us upon a Tax Event as described in "Description of LYONs -- Optional Conversion to Semiannual Coupon Note Upon Tax Event," could possibly alter the timing of income recognition by the holders with respect to the semiannual payments of interest due after the option exercise date.

                                  UNDERWRITING

       Subject to the terms and conditions set forth in the purchase agreement between our company and Merrill Lynch, we have agreed to sell to Merrill Lynch, and Merrill Lynch has agreed to purchase from us, $3,500,000,000 aggregate principal amount at maturity of the LYONs at a purchase price equal to the initial offering price set forth on the front cover of this prospectus supplement, less a discount of $12.30 per $1,000 aggregate principal amount at maturity of LYONs (the "discount").

       In the purchase agreement, Merrill Lynch has agreed, subject to the terms and conditions set forth in the purchase agreement, to purchase all of the LYONs being sold under the terms of the purchase agreement if any of the LYONs are purchased.

       We have agreed to indemnify Merrill Lynch against some types of liabilities, including liabilities under the Securities Act, or to contribute to payments Merrill Lynch may be required to make in respect of those liabilities.

       The LYONs are being offered by Merrill Lynch, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for Merrill Lynch and other conditions. Merrill Lynch reserves the right to withdraw, cancel or modify its offer and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

       Merrill Lynch has advised us that it proposes initially to offer the LYONs to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at that price less a concession not in excess of $7.38 per $1,000 aggregate principal amount at maturity of LYONs. Merrill Lynch may allow, and such dealers may reallow, a discount not in excess of $.10 per $1,000 aggregate principal amount at maturity of LYONs to certain other dealers. After the initial offering, the public offering price, concession and discount may change.

       The following table shows the per share and total public offering price, the underwriting discount to be paid by us to Merrill Lynch and the proceeds before expenses to us. The information is presented assuming either no exercise or full exercise by Merrill Lynch of the over-allotment option.

                                                       PER LYON   WITHOUT OPTION    WITH OPTION
                                                       --------   --------------    -----------
     Public offering price...........................  $579.12    $2,026,920,000   $2,330,958,000
     Underwriting discount...........................   $12.30       $43,050,000      $49,507,500
     Proceeds, before expenses, to Solectron.........  $566.82    $1,983,870,000   $2,281,450,500

       The expenses of the offering, exclusive of the underwriting discount, are estimated at $1,750,000 and are payable by us.

       Merrill Lynch has previously marketed (and anticipates continuing to market) securities of issuers under the trademark "LYONs". The LYONs we are offering hereby contain certain terms and provisions that are different from such other previously marketed LYONs, the terms and provisions of which also vary. See "Description of LYONs".

OVER-ALLOTMENT OPTION

       We have granted an option to Merrill Lynch, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an additional $525,000,000 aggregate principal amount at maturity of LYONs at the public offering price set forth on the cover page of this prospectus supplement, less the underwriting discount. Merrill Lynch may exercise this option solely to cover over-allotments, if any, made on the sale of the LYONs offered hereby.

NO SALES OF SIMILAR SECURITIES

       We and our executive officers have agreed, with some exceptions, not to directly or indirectly, without the prior written consent of Merrill Lynch on behalf of the underwriters, for a period of 90 days and 45 days, respectively, after the date of this prospectus supplement:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, or file a registration statement under the Securities Act relating to any shares of our common stock; or

     - enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

The foregoing restriction on sales does not apply to Solectron's ability to sell securities to Merrill Lynch pursuant to the purchase agreement and issued pursuant to the LYONs, our LYONs due 2019 and existing reservations, agreements and incentive stock plans and securities issued pursuant to acquisitions.

       The LYONs offered hereby are a new issue of securities for us with no established trading market. We have been advised by Merrill Lynch that Merrill Lynch intends to make a market in the LYONs, but Merrill Lynch is not obligated to do so and may discontinue market making at any time and without notice. No assurance can be given as to the liquidity of the trading market for the LYONs.

PRICE STABILIZATION AND SHORT POSITIONS

       Until the distribution of our LYONs is completed, rules of the SEC may limit the ability of Merrill Lynch to bid for and purchase our LYONs. As an exception to these rules, Merrill Lynch is permitted to engage in particular types of transactions that stabilize the price of our LYONs. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our LYONs.

       If Merrill Lynch creates a short position in our LYONs in connection with this offering, i.e., if they sell more than are set forth on the cover page of this prospectus supplement, Merrill Lynch may reduce that short position by purchasing our LYONs in the open market. Merrill Lynch may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

       In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

       Neither we nor Merrill Lynch makes any representations or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price or our LYONs. In addition, neither we nor Merrill Lynch makes any representation that Merrill Lynch will engage in such transaction or that such transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

       Merrill Lynch and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business. They have received customary fees and commissions for these transactions.

                                 LEGAL MATTERS

       Certain legal matters relating to the validity of the LYONs offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, and for the underwriters by Latham & Watkins, Los Angeles, California.

PROSPECTUS

                                 $5,000,000,000

                             SOLECTRON CORPORATION

                      BY THIS PROSPECTUS, WE MAY OFFER --

                                  Common Stock
                                Preferred Stock
                                Debt Securities

            SEE "RISK FACTORS" ON PAGE 5 FOR INFORMATION YOU SHOULD
                     CONSIDER BEFORE BUYING THE SECURITIES.

     Our common stock is listed on the New York Stock Exchange under the symbol "SLR." On April 13, 2000, the last reported sale price of our common stock on the New York Stock Exchange was $40.00 per share.

                           -------------------------

     We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                           -------------------------

     This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

                           -------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    This prospectus is dated April 14, 2000

                                    SUMMARY

     This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may, over the next two years, sell any combination of securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

SOLECTRON CORPORATION

     Solectron provides electronics manufacturing services to original equipment manufacturers who design and sell networking equipment, workstations, personal and notebook computers, computer peripherals, telecommunications equipment or other electronic equipment, including Cisco Systems, Inc., Compaq Computer Corporation, Ericsson Telecom AB, International Business Machines Corporation, Nortel Networks Corporation and Hewlett Packard Company (HP). These companies contract with Solectron to build their products for them or to obtain other related services from Solectron.

     We furnish integrated supply chain solutions that span the entire product life cycle, inclusive technology, manufacturing and services. Our range of services includes:

     - advanced building block design solutions,

     - product design,

     - new product introduction management,

     - materials purchasing and management,

     - prototyping,

     - printed circuit board assembly (the process of placing components on an electrical printed circuit board that controls the processing functions of a personal computer or other electronic equipment),

     - systems assembly (for example, building complete systems such as mobile telephones and testing them to ensure functionality),

     - distribution,

     - product repair, and

     - warranty services.

     Our performance of these services allows our customers to remain competitive by focusing on their core competencies of sales, marketing and research and development. Solectron has manufacturing sites in the Americas, Europe and Asia, giving our customers access to manufacturing services in the regions where they sell products.

     We were originally incorporated in California in August 1977. In February 1997, we were reincorporated in Delaware. Our principal executive offices are located at 777 Gibraltar Drive, Milpitas, California 95035. Our telephone number is (408) 957-8500.

THE SECURITIES WE MAY OFFER

     We may offer up to $5,000,000,000 of any of the following securities either separately or in units: debt securities, preferred stock and common stock. The prospectus supplement will describe the specific amounts, prices and terms of these securities.

DEBT SECURITIES

     We may offer unsecured general obligations in the form of either senior or subordinated debt. The senior debt securities and the subordinated debt securities are together referred to in this prospectus as the "debt securities". The senior debt securities will have the same rank as all of our other unsecured, unsubordinated debt. The subordinated debt securities will be entitled to payment only after payment on our senior indebtedness. Senior indebtedness generally includes all indebtedness for money borrowed by us, except indebtedness that is stated to be not senior to, or to have the same ranks as, or is expressly junior to the subordinated debt securities. We are a holding company. Accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, the debt securities will be effectively subordinated to creditors of our subsidiaries.

     The senior and subordinated debt will be issued under separate indentures between Solectron and State Street Bank and Trust Company of California, N.A., as trustee. We have summarized the general features of the debt from the indentures. We encourage you to read the indentures which are exhibits to our Registration Statement (No. 333-34494) and our recent annual report on Form 10-K, our quarterly reports on Form 10-Q for the fiscal quarters ended November 30, 1999 and February 29, 2000 and our current reports on Form 8-K filed December 9, 1999, April 4, 2000 and April 11, 2000. Instructions on how you can get copies of these documents are provided below under the heading "Where You Can Find More Information."

GENERAL INDENTURE PROVISIONS THAT APPLY TO SENIOR AND SUBORDINATED DEBT

     - Neither indenture limits the amount of debt that we may issue or provides holders any protection should there be a highly leveraged transaction involving our company.

     - The indentures allow us to merge or to consolidate with another U.S. company or convey, transfer or lease our properties and assets substantially as an entirety to another U.S. company, so long as certain conditions are met. If these events occur, the other company will be required to assume our responsibilities on the debt, and we will be released from all liabilities and obligations (except in the case of a lease).

     - The indentures provide that holders of a majority of the total principal amount of the debt outstanding in any series may vote to change our obligations or your rights concerning the debt. But to change the payment of principal, interest, or adversely affect the right to convert or certain other matters, every holder in that series must consent.

     - We may discharge the indentures and defease restrictive covenants by depositing sufficient funds with the trustee to pay the obligations when due, as long as certain conditions are met. All amounts due to you on the debt would be paid by the trustee from the deposited funds.

EVENTS OF DEFAULT

     The following are the events of default under the indentures:

     - Principal not paid when due,

     - Sinking fund payment not made when due,

     - Failure to pay interest for 30 days,

     - Covenants not performed for 60 days after notice,

     - Bankruptcy, insolvency or reorganization, and

     - Any other event of default in the indenture.

REMEDY

     Upon an event of default, other than a bankruptcy, insolvency or reorganization, the trustee or holders of 25% of the principal amount outstanding in a series may declare principal immediately payable. However, the holders of a majority in principal amount may, under certain circumstances, rescind this action.

GENERAL INDENTURE PROVISIONS THAT APPLY ONLY TO SENIOR DEBT SECURITIES

     The indenture relating to the senior debt securities contains covenants restricting our ability to incur secured debt and enter into sale and leaseback transactions.

GENERAL INDENTURE PROVISIONS THAT APPLY ONLY TO SUBORDINATED DEBT SECURITIES

     The subordinated debt securities will be subordinated to all senior indebtedness.

PREFERRED STOCK

     We may issue preferred stock in one or more series and will determine the dividend, voting, and conversion rights, and other provisions at the time of sale.

COMMON STOCK

     Common stock holders are entitled to receive dividends declared by the Board of Directors, subject to rights of preferred stock holders. Currently, we do not pay a dividend. Each holder of common stock is entitled to one vote per share. The holders of common stock have no preemptive rights or cumulative voting rights.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov.

     The Commission allows us to "incorporate by reference" the information we filed with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.

     - Annual Report on Form 10-K for the fiscal year ended August 31, 1999.

     - Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1999.

     - Quarterly Report on Form 10-Q for the fiscal quarter ended February 29, 2000.

     - Current Report on Form 8-K, filed December 9, 1999.

     - Current Report on Form 8-K, filed April 4, 2000.

     - Current Report on Form 8-K, filed April 11, 2000.

     - The description of our common stock contained in our Registration Statement on Form 8-A filed with the Commission on July 18, 1988, and any amendment or report filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

          Susan S. Wang
          Chief Financial Officer
          Solectron Corporation
          777 Gilbraltar Drive
          Milpitas, California 95035
          (408) 957-8500

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                  RISK FACTORS

     Before making an investment decision you should consider carefully the risks discussed in the following documents filed under the Exchange Act and in any subsequent filings under the Exchange Act:

     - the section of our Form 10-K for the fiscal year ended August 31, 1999, entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Trends and Uncertainties," which is incorporated in this document by reference;

     - the section of our Form 10-Q for the fiscal quarter ended November 30, 1999, entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Trends and Uncertainties," which is incorporated in this document by reference;

     - the section of our Form 10-Q for the fiscal quarter ended February 29, 2000, entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Trends and Uncertainties," which is incorporated in this document by reference;

     - the section of our Form 8-K, filed April 4, 2000 entitled "Risk Factors," which is incorporated in this document by reference; and

     - the section of our Form 8-K, filed April 11, 2000 entitled "Management's Discussion and Analysis of Financial Condition and Results of
       Operations -- Trends and Uncertainties," which is incorporated in this document by reference.

                                USE OF PROCEEDS

     Unless otherwise indicated in the prospectus supplement, the net proceeds from the sale of securities offered by this prospectus will be used for general corporate purposes, including capital expenditures and to meet working capital needs. We expect from time to time to evaluate the acquisition of businesses, products and technologies for which a portion of the net proceeds may be used. Pending such uses, we may invest the net proceeds in interest bearing securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                                       SIX MONTHS ENDED
                                         FISCAL YEAR ENDED AUGUST 31,            ----------------------------
                                  -------------------------------------------    FEBRUARY 28,    FEBRUARY 29,
                                  1995      1996     1997      1998     1999         1999            2000
                                  -----    ------    -----    ------    -----    ------------    ------------
Ratio of earnings to fixed
  charges.......................  9.51x    10.54x    9.93x    11.27x    9.02x       8.68x           9.23x

     These computations include us and our consolidated subsidiaries. For these ratios, "earnings" represents income before taxes plus fixed charges (excluding capitalized interest) and amortization of previously capitalized interest. Fixed charges consists of (1) interest on all indebtedness and amortization of debt discount and expense, (2) capitalized interest and (3) an interest factor attributable to rentals.

                       DESCRIPTION OF THE DEBT SECURITIES

     The debt securities will either be our senior debt securities or our subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and State Street Bank and Trust Company of California, N.A., as trustee. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Together, the senior indenture and subordinated indenture are called indentures. The prospectus, together with its prospectus supplement, will describe all the material terms of a particular series of debt securities.

     The following is a summary of the most important provisions and definitions of the indentures. For additional information, you should look at the applicable indenture that is filed as an exhibit to the registration statement which includes the prospectus. In this description of the debt securities, the words "Solectron", "we", "us" or "our" refer only to Solectron Corporation and not to any of our subsidiaries.

GENERAL

     Debt securities may be issued in separate series without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series.

     We are not limited as to the amount of debt securities we may issue under the indentures.

     The prospectus supplement will set forth:

     - whether the debt securities are senior or subordinated,

     - the offering price,

     - the title,

     - any limit on the aggregate principal amount,

     - the person who shall be entitled to receive interest, if other than the record holder on the record date,

     - the date the principal will be payable,

     - the interest rate, if any, the date interest will accrue, the interest payment dates and the regular record dates,

     - the place where payments may be made,

     - any mandatory or optional redemption provisions,

     - if applicable, the method for determining how the principal, premium, if any, or interest will be calculated by reference to an index or formula,

     - if other than U.S. currency, the currency or currency units in which principal, premium, if any, or interest will be payable and whether we or the holder may elect payment to be made in a different currency,

     - the portion of the principal amount that will be payable upon acceleration of stated maturity, if other than the entire principal amount,

     - if the principal amount payable at stated maturity will not be determinable as of any date prior to stated maturity, the amount which will be deemed to be the principal amount,

     - any defeasance provisions if different from those described below under "Satisfaction and Discharge -- Defeasance,"

     - any conversion or exchange provisions,

     - whether the debt securities will be issuable in the form of a global security,

     - any subordination provisions if different from those described below under "Subordinated Debt Securities,"

     - any deletions of, or changes or additions to, the events of default or covenants, and

     - any other specific terms of such debt securities.

     Unless otherwise specified in the prospectus supplement:

     - the debt securities will be registered debt securities, and

     - registered debt securities denominated in U.S. dollars will be issued in denominations of $1,000 or an integral multiple of $1,000.

     Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at time of issuance is below market rates.

EXCHANGE AND TRANSFER

     Debt securities may be transferred or exchanged at the office of the security registrar or at the office of any transfer agent designated by us.

     We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange.

     In the event of any potential redemption of debt securities of any series, we will not be required to:

     - issue, register the transfer of, or exchange, any debt security of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption and ending at the close of business on the day of the mailing, or

     - register the transfer of or exchange any debt security of that series selected for redemption, in whole or in part, except the unredeemed portion being redeemed in part.

     We have initially appointed the trustee as the security registrar. Any transfer agent, in addition to the security registrar, initially designated by us will be named in the prospectus supplement. We may designate additional transfer agents or change transfer agents or change the office of the transfer agent. However, we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

GLOBAL SECURITIES

     The debt securities of any series may be represented, in whole or in part, by one or more global securities. Each global security will:

     - be registered in the name of a depositary that we will identify in a prospectus supplement,

     - be deposited with the depositary or nominee or custodian, and

     - bear any required legends.

     No global security may be exchanged in whole or in part for debt securities registered in the name of any person other than the depositary or any nominee unless:

     - the depositary has notified us that it is unwilling or unable to continue as depositary or has ceased to be qualified to act as depositary,

     - an event of default is continuing, or

     - any other circumstances described in a prospectus supplement.

     As long as the depositary, or its nominee, is the registered owner of a global security, the depositary or nominee will be considered the sole owner and holder of the debt securities represented by the global security for all purposes under the indentures. Except in the above limited circumstances, owners of beneficial interests in a global security:

     - will not be entitled to have the debt securities registered in their names,

     - will not be entitled to physical delivery of certificated debt securities, and

     - will not be considered to be holders of those debt securities under the indenture.

     Payments on a global security will be made to the depositary or its nominee as the holder of the global security. Some jurisdictions have laws that require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

     Institutions that have accounts with the depositary or its nominee are referred to as "participants." Ownership of beneficial interests in a global security will be limited to participants and to persons that may hold beneficial interests through participants. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants.

     Ownership of beneficial interests in a global security will be shown on and effected through records maintained by the depositary, with respect to participants' interests, or any participant, with respect to interests of persons held by participants on their behalf.

     Payments, transfers and exchanges relating to beneficial interests in a global security will be subject to policies and procedures of the depositary. The depositary policies and procedures may change from time to time. Neither we nor the trustee will have any responsibility or liability for the depositary's or any participant's records with respect to beneficial interests in a global security.

PAYMENT AND PAYING AGENTS

     The provisions of this paragraph will apply to the debt securities unless otherwise indicated in the prospectus supplement. Payment of interest on a debt security on any interest payment date will be made to the person in whose name the debt security is registered at the close of business on the regular record date. Payment on debt securities of a particular series will be payable at the office of a paying agent or paying agents designated by us. However, at our option, we may pay interest by mailing a check to the record holder. The corporate trust office will be designated as our sole paying agent.

     We may also name any other paying agents in the prospectus supplement. We may designate additional paying agents, change paying agents or change the office of any paying agent. However, we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

     All moneys paid by us to a paying agent for payment on any debt security which remain unclaimed for a period ending the earlier of:

     - 10 business days prior to the date the money would be turned over to the state, or

     - at the end of two years after such payment was due

will be repaid to us. Thereafter, the holder may look only to Solectron for such payment.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease its properties and assets substantially as an entirety to, any person, unless:

     - the successor, if any, is a U.S. corporation, limited liability company, partnership, trust or other entity,

     - the successor assumes Solectron's obligations on the debt securities and under the indentures,

     - immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing, and

     - certain other conditions are met.

EVENTS OF DEFAULT

     Each indenture defines an event of default with respect to any series of debt securities as one or more of the following events:

     (1) failure to pay principal of or any premium on any debt security of that series when due,

     (2) failure to pay any interest on any debt security of that series for 30 days when due,

     (3) failure to deposit any sinking fund payment when due,

     (4) failure to perform any other covenant in the indenture continued for 60 days after being given the notice required in the indenture,

     (5) our bankruptcy, insolvency or reorganization, and

     (6) any other event of default specified in the prospectus supplement.

     An event of default of one series of debt securities is not necessarily an event of default for any other series of debt securities.

     If an event of default, other than an event of default described in clause
(5) above, shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be due and payable immediately.

     If an event of default described in clause (5) above shall occur, the principal amount of all the debt securities of that series, will automatically become immediately due and payable. Any payment by us on the subordinated debt securities following any such acceleration will be subject to the subordination provisions described below under "Subordinated Debt Securities."

     After acceleration the holders of a majority in aggregate principal amount of the outstanding securities of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived.

     Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders shall have offered to the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

     A holder will not have any right to institute any proceeding under the indentures, or for the appointment of a receiver or a trustee, or for any other remedy under the indentures, unless:

     (1) the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of that series,

     (2) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request and have offered reasonable indemnity to the trustee to institute the proceeding, and

     (3) the trustee has failed to institute the proceeding and has not received direction inconsistent with the original request from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series within 60 days after the original request.

     Holders may, however, sue to enforce the payment of principal, premium or interest on any debt security on or after the due date or to enforce the right, if any, to convert any debt security without following the procedures listed in
(1) through (3) above.

     We will furnish the trustee an annual statement by our officers as to whether or not we are in default in the performance of the indenture and, if so, specifying all known defaults.

MODIFICATION AND WAIVER

     Solectron and the trustee may make modifications and amendments to the indentures with the consent of the holders of a majority in aggregate principal amount of the outstanding securities of each series affected by the modification or amendment.

     However, neither we nor the trustee may make any modification or amendment without the consent of the holder of each outstanding security of that series affected by the modification or amendment if such modification or amendment would:

     - change the stated maturity of any debt security,

     - reduce the principal, premium, if any, or interest on any debt security,

     - reduce the principal of an original issue discount security or any other debt security payable on acceleration of maturity,

     - change the place of payment or the currency in which any debt security is payable,

     - impair the right to enforce any payment after the stated maturity or redemption date,

     - if subordinated debt securities, modify the subordination provisions in a materially adverse manner to the holders,

     - adversely affect the right to convert any debt security, or

     - change the provisions in the indenture that relate to modifying or amending the indenture.

SATISFACTION AND DISCHARGE; DEFEASANCE

     We may be discharged from our obligations on the debt securities of any series that have matured or will mature or be redeemed within one year if we deposit with the trustee enough cash to pay all the principal, interest and any premium due to the stated maturity date or redemption date of the debt securities.

     Each indenture contains a provision that permits us to elect:

     - to be discharged from all of our obligations, subject to limited exceptions, with respect to any series of debt securities then outstanding, and/or

     - to be released from our obligations under the following covenants and from the consequences of an event of default resulting from a breach of these covenants:

      (1) the limitations on sale and leaseback transactions under the senior indenture,

      (2) the limitations on secured debt under the senior indenture,

      (3) the subordination provisions under the subordinated indenture, and

      (4) covenants as to payment of taxes and maintenance of properties.

     To make either of the above elections, we must deposit in trust with the trustee enough money to pay in full the principal, interest and premium on the debt securities. This amount may be made in cash and/or U.S. government obligations. As a condition to either of the above elections, we must deliver to the trustee an opinion of counsel that the holders of the debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of the action.

     If any of the above events occurs, the holders of the debt securities of the series will not be entitled to the benefits of the indenture, except for the rights of holders to receive payments on debt securities or the registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

NOTICES

     Notices to holders will be given by mail to the addresses of the holders in the security register.

GOVERNING LAW

     The indentures and the debt securities will be governed by, and construed under, the law of the State of New York.

REGARDING THE TRUSTEE

     The indentures limit the right of the trustee, should it become a creditor of Solectron, to obtain payment of claims or secure its claims.

     The trustee is permitted to engage in certain other transactions. However, if the trustee, acquires any conflicting interest, and there is a default under the debt securities of any series for which they are trustee, the trustee must eliminate the conflict or resign.

SENIOR DEBT SECURITIES

     The senior debt securities will be unsecured and will rank equally with all of our other unsecured and non-subordinated senior debt.

     Covenants in the Senior Indenture

     Limitations on Liens. Neither we nor any restricted subsidiary will issue, incur, create, assume or guarantee any secured debt without securing the senior debt securities equally and ratably with or prior to that secured debt unless the sum of the following amounts would not exceed 10% of our consolidated net tangible assets:

     - the total amount of all secured debt that the senior debt securities are not secured equally and ratably with, and

     - the attributable debt in respect of sale and leaseback transactions entered into after the date of the issuance of the debt securities.

     We do include in the above calculation any sale and leaseback transactions described under clause (2) of "Limitation on Sale and Leaseback Transactions" below or any sale and leaseback transactions of principal property in which we or our restricted subsidiary would be able to incur secured debt on the principal property in an amount at least equal to the attributable debt with respect to mortgages permitted under the definition of secured debt.

     Limitations on Sale and Lease-back Transactions. Neither we nor any restricted subsidiary will enter into any lease longer than three years covering any of our principal property or any restricted subsidiary that is sold to any other person in connection with that lease unless either:

     (1) we or any restricted subsidiary would be entitled to incur indebtedness secured by a mortgage on the principal property involved in such transaction at least equal in amount to the attributable debt with respect to the lease, without equally and ratably securing the senior debt securities, pursuant to "Limitation on Liens" described above, or

     (2) an amount equal to the greater of the following amounts is applied 180 days to the retirement of our or any restricted subsidiary's long-term debt or the purchase or development of comparable property:

        (a) the net proceeds from the sale,

        (b) the fair market value of the property at the time of the sale, or

        (c) the attributable debt with respect to the sale and leaseback transaction.

     Definitions

     "attributable debt" with regard to a sale and leaseback transaction means the lesser of:

     (1) the fair market value of such property as determined in good faith by our board of directors, or

     (2) discounted present value of all net rentals under the lease.

     "consolidated net tangible assets" means the total amount of assets, less reserves and other deductible items, after deducting:

     - all current liabilities,

     - all current maturities of debt having more than a 12 month maturity,

     - all capital lease obligations,

     - all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other similar intangibles, other than capitalized unamortized product development costs, and

     - adjustments on account of minority interests of other persons holding stock of our subsidiaries.

     "mortgage" means a mortgage, security interest, pledge, lien, charge or other encumbrance.

     "principal property" means the land, improvements, buildings and fixtures owned by us or a restricted subsidiary located in the United States that constitutes our principal corporate office, any manufacturing plant or any manufacturing facility and has a book value in excess of 1% of our consolidated net tangible assets as of the determination date. Principal property does not include any property that our board of directors has determined not to be of material importance to the business conducted by us and our subsidiaries, taken as a whole.

     "restricted subsidiary" means any subsidiary that owns any principal property. "Restricted subsidiary" does not include:

     - any subsidiary primarily engaged in financing receivables or in the finance business, or

     - any of our less than 80% owned subsidiaries if the common stock of the subsidiary is traded on any national securities exchange or quoted on the Nasdaq National Market or over the counter.

     "secured debt" means any of our debt or any debt of a restricted subsidiary for borrowed money secured by a mortgage on any principal property or any stock or indebtedness of a restricted subsidiary. Secured debt does not include:

     - mortgages on property, shares of stock or indebtedness or other assets of a corporation at the time it becomes a restricted subsidiary,

     - mortgages on property, shares of stock or indebtedness or other assets existing at the time of acquisition by Solectron or a restricted subsidiary (including leases), or mortgages to secure payment of all or any part of the purchase price, or to secure any debt within 180 days after the acquisition thereof, or in the case of property, the completion of construction, improvement or commencement of commercial operation of the property,

     - mortgages to secure indebtedness owing to Solectron or to a restricted subsidiary,

     - mortgages existing at the date of the senior indenture,

     - mortgages on property existing at the time the person is merged or consolidated with us or a restricted subsidiary,

     - mortgages on property at the time of a sale or lease of the properties of a person as an entirety or substantially as an entirety to us or a restricted subsidiary,

     - mortgages incurred to finance the acquisition or construction of property secured by mortgages in favor of the United States or a political subdivision of the Unites States, or

     - mortgages constituting any extension, renewal or replacement of any mortgage listed above to the extent the mortgage is not increased.

SUBORDINATED DEBT SECURITIES

     The indebtedness evidenced by the subordinated debt securities is subordinated to the extent provided in the subordinated indenture to the prior payment in full of all senior indebtedness, including any senior debt securities.

     Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, payments on the subordinated debt securities will be subordinated in right of payment to the prior payment in full in cash of all senior indebtedness.

     In the event of any acceleration of the subordinated debt securities because of an event of default, holders of any senior indebtedness would be entitled to payment in full in cash of all senior indebtedness before the holders of subordinated debt securities are entitled to receive any payment or distribution.

     We are required to promptly notify holders of senior indebtedness if payment of the subordinated debt securities is accelerated because of an event of default.

     We may also not make payment on the subordinated debt securities if:

     - a default in the payment of designated senior indebtedness occurs and is continuing, or

     - any other default occurs and is continuing with respect to designated senior indebtedness that permits holders of designated senior indebtedness to accelerate its maturity, and the trustee receives a payment blockage notice from us or some other person permitted to give the notice under the subordinated indenture.

     We may and shall resume payments on the subordinated debt securities:

     - in case of a payment default, when the default is cured or waived, and

     - in case of a nonpayment default, the earlier of when the default is cured or waived or 179 days after the receipt of the payment blockage notice if the maturity of the designated senior indebtedness has not been accelerated.

     No new payment blockage period may start unless:

     - 365 days have elapsed from the effectiveness of the prior payment blockage notice, and

     - all scheduled payments on the subordinated debt securities have been paid in full.

     No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice.

     As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the subordinated debt securities may receive less, ratably, than our other creditors. The subordination provisions will not prevent the occurrence of any event of default under the subordinated indenture.

     If the trustee or any holder receives any payment that should not have been made to them in contravention of subordination provisions before all senior indebtedness is paid in full, then such payment will be held in trust for the holders of senior indebtedness.

     Senior debt securities will constitute senior indebtedness under the subordinated indenture.

     Definitions

     "designated senior indebtedness" means our existing credit agreement and off-balance sheet real estate leases and any of our other senior indebtedness that expressly provides that it is "designated senior indebtedness."

     "indebtedness" means:

     (1) all of our indebtedness, obligations and other liabilities for:

        - borrowed money, including our obligations in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or

        - evidenced by bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets or to only a portion of the assets, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services,

     (2) all of our reimbursement obligations and other liabilities with respect to letters of credit, bank guarantees or bankers' acceptances,

     (3) all of our obligations and liabilities in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet,

     (4) all of our obligations and other liabilities under any lease or related document (including a purchase agreement) in connection with the lease of real property which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and our obligations under such lease or related document to purchase or to cause a third party to purchase such leased property,

     (5) all of our obligations with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement,

     (6) all of our direct or indirect guaranties or similar agreements in respect of, and obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in clauses (1) through (5),

     (7) any of our indebtedness or other obligations described in clauses (1) through (5) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by us, and

     (8) any and all deferrals or amendments of the kind described in clauses
         (1) through (7).

     "senior indebtedness" means the principal of, premium, if any, interest including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, rent and all fees, costs, expenses and other amounts on our indebtedness, including all deferrals or renewals. Senior indebtedness shall not include:

     - any indebtedness that expressly provides it shall not be senior in right of payment to the subordinated debt securities or expressly provides that such indebtedness is on the same basis or "junior" to the subordinated debt securities or

     - indebtedness to any of our subsidiaries, a majority of the voting stock of which is owned, directly or indirectly, by us.

Senior indebtedness does include our previously issued 7 3/8% Senior Notes due 2006 and the Liquid Yield Option Notes (Zero Coupon-Senior) due 2019.

     "subsidiary" means:

     - any corporation of which more than 66 2/3% is owned by us or by one or more or our other subsidiaries, and

     - any partnership of which more than 66 2/3% of the equity capital or profit interest is owned by us or by one or more of our other subsidiaries.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 801,200,000 shares. Those shares consist of (1) 800,000,000 shares designated as common stock, $0.001 par value, and (2) 1,200,000 shares designated as preferred stock, $0.001 par value. The only equity securities currently outstanding are shares of common stock. As of March 31, 2000, there were approximately 596,213,808 shares of common stock issued and outstanding.

COMMON STOCK

     Holders of common stock are entitled to receive dividends declared by the Board of Directors, out of funds legally available for the payment of dividends, subject to the rights of holders of preferred stock. Currently, we are not paying a dividend. Each holder of common stock is entitled to one vote per share. Upon any liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of all liabilities and provision for liquidation preference of shares of preferred stock then outstanding. The holders of common stock have no preemptive rights and no rights to convert their common stock into any other securities. There are also no redemption or sinking fund provisions applicable to the common stock.

     All outstanding shares of common stock are fully paid and nonassessable.

     Our common stock is listed on the New York Stock Exchange under the symbol "SLR." The transfer agent and registrar for the common stock is Boston Equiserve Limited Partnership.

PREFERRED STOCK

     The following description of preferred stock and the description of the terms of a particular series of preferred stock that will be set forth in the related prospectus supplement are not complete. These descriptions are qualified in their entirety by reference to the certificate of designation relating to that series. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to that series. The prospectus supplement also will contain a description of certain United States federal income tax consequences relating to the purchase and ownership of the series of preferred stock that is described in the prospectus supplement.

     As of March 31, 2000, there were no shares of preferred stock outstanding. The Board of Directors has the authority, without further action by the stockholders, to issue up to 1,200,000 shares of preferred stock in one or more series and to fix the following terms of the preferred stock:

     - designations, powers, preferences, privileges,

     - relative participating, optional or special rights, and

     - the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences.

     Any or all of these rights may be greater than the rights of the common stock.

     The Board of Directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Solectron or make it more difficult to remove our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock.

     The prospectus supplement will specify:

     - the maximum number of shares,

     - the designation of the shares,

     - the annual dividend rate, if any, whether the dividend rate is fixed or variable, the date dividends will accrue, the dividend payment dates, and whether dividends will be cumulative,

     - the price and the terms and conditions for redemption, if any, including redemption at our option or at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums,

     - the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up of Solectron's affairs,

     - any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund,

     - the terms and conditions, if any, for conversion or exchange of shares of any other class or classes of our capital stock or any series of any other class or classes, or of any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment,

     - the voting rights, and

     - any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

     Preferred stock will be fully paid and nonassessable upon issuance. The preferred stock or any series of preferred stock may be represented, in whole or in part, by one or more global certificates, which will have an aggregate principal amount equal to that of the preferred stock represented by the global certificate.

     Each global certificate will:

     - be registered in the name of a depositary or a nominee of the depositary identified in the prospectus supplement,

     - be deposited with such depositary or nominee or a custodian for the depositary, and

     - will bear a legend regarding the restrictions on exchanges and registration of transfer and any other matters as may be provided for under the certificate of designation.

DELAWARE GENERAL CORPORATION LAW SECTION 203

     We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" transaction with an "interested stockholder" for a period of three years after the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner, as described below.

     The Section 203 restrictions do not apply if:

     (1) the business combination or transaction is approved by our Board of Directors before the date the interested stockholder obtained such status,

     (2) upon consummation of the transaction which resulted in the stockholder obtaining such status, the stockholder owned at least 85% of the shares of stock entitled to vote generally in the election of directors (the "voting stock") that are outstanding at the time the transaction commenced. The 85% calculation does not include those shares

        - owned by directors who are also officers of the target corporation, or

        - held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer, or

     (3) if on or after the date the interested stockholder obtained such status, the business combination is approved by our Board of Directors and at a stockholder meeting by the affirmative vote of at least
         66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Generally, a "business combination" includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. Section 203 may prohibit or delay mergers or other takeover or change in control attempts with respect to Solectron. As a result, Section 203 may discourage attempts to acquire us even though such transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

                              PLAN OF DISTRIBUTION

     We may sell the securities separately or together:

     - through one or more underwriters or dealers in a public offering and sale by them,

     - directly to investors, or

     - through agents.

     We may describe the securities from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time:

     - at market prices prevailing at the times of sale,

     - at prices related to such prevailing market prices, or

     - at negotiated prices.

     We will describe the method of distribution of the securities in the prospectus supplement.

     Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers (as their agents in connection with the sale of securities). These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions, or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. The prospectus supplement will identify any such underwriter, dealer or agent, and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

     We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution.

     All debt securities will be new issues of securities with no established trading market. Underwriters involved in the public offering and sale of debt securities may make a market in the debt securities. However, they are not obligated to make a market and may discontinue market making activity at any time. No assurance can be given as to the liquidity of the trading market for any debt securities.

     Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

>The validity of the issuance of Solectron's Securities offered by this prospectus will be passed upon for Solectron by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements and schedules of Solectron Corporation as of August 31, 1999 and 1998, and for each of the years in the three-year period ended August 31, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 $3,500,000,000

                           SOLECTRON CORPORATION LOGO

                     LIQUID YIELD OPTION(TM) NOTES DUE 2020
                            (ZERO COUPON -- SENIOR)

               -------------------------------------------------

                             PROSPECTUS SUPPLEMENT
               -------------------------------------------------

                              MERRILL LYNCH & CO.

                                  MAY 2, 2000

                   (TM)TRADEMARK OF MERRILL LYNCH & CO., INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------